SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                  Dynegy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26816L 10 2
--------------------------------------------------------------------------------
                                 (Cusip Number)

          Shearman & Sterling, 599 Lexington Avenue, New York, NY 10022
                      Attention: Alfred J. Ross, Jr., Esq.
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


          THIS SCHEDULE 13D CONSISTS OF 10 SEQUENTIALLY NUMBERED PAGES
                     THE EXHIBIT INDEX IS LOCATED ON PAGE 22

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No.   26816L 10 2                                    Page  2  of 10 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             BG Holdings, Inc.
             I.R.S. No. 51-0313219
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC, OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               |_|
             REQUIRED  PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7        SOLE VOTING POWER
         SHARES                   38,789,876*
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         8        SHARED VOTING POWER
          EACH                    -0-
       REPORTING         -------------------------------------------------------
      PERSON WITH        9        SOLE DISPOSITIVE POWER
                                  38,789,876*
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             38,789,876*
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               |_|
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             25.4%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

*        See Item 4.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No.   26816L 10 2                                    Page  3  of 10 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             BG plc.
             I.R.S. No. 98-0170836
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC, OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               |_|
             REQUIRED  PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
       NUMBER OF         7        SOLE VOTING POWER
         SHARES                   -0-
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         8        SHARED VOTING POWER
          EACH                    38,789,876*
       REPORTING         -------------------------------------------------------
      PERSON WITH        9        SOLE DISPOSITIVE POWER
                                  -0-
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  38,789,876*
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             38,789,876*
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               |_|
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             25.4%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
*        See Item 4.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Dynegy, Inc. (formerly NGC Corporation), a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1000 Louisiana Street, Houston, Texas 77002.

Item 2.  Identity and Background.

Item 2 shall be deleted in its entirety and replaced with the following:

                  (a, b, c and f) This statement is filed on behalf of (i) BG Holdings, Inc., a Delaware corporation (the "Reporting Person"), and (ii) BG plc, a company organized and existing under the laws of England and Wales ("BG"). The Reporting Person's principal business address is 5444 Westheimer Road, Suite 1775, Houston, Texas 77056. The Reporting Person is an indirect wholly owned subsidiary of BG. The Reporting Person is owned directly by British Gas Atlantic Holdings B.V., which, is in turn indirectly and wholly owned by BG. BG's principal business address is 100 Thames Valley Park Drive, Reading, Berkshire RG61PT, England. BG is involved in oil and gas activities worldwide.

                  The Reporting Person's principal business is acting as the holding company for the operating subsidiaries and investments of BG in the United States, including its ownership of the Common Stock of the Issuer.

                  Schedules I and II, which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence and business address, citizenship and certain employment information of each of the officers and directors of the Reporting Person and BG.

                  (d) Neither the Reporting Person, nor BG, nor, to the best knowledge of either the Reporting Person or BG, any entity or person with respect to which information is provided in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither the Reporting Person, nor BG, nor, to the best knowledge of either the Reporting Person or BG, any entity or person with respect to which information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 shall be deleted in its entirety and replaced with the following:

                  Pursuant to an Agreement and Plan of Merger dated as of June 14, 1999 (the "Merger Agreement"), the Issuer and Illinova Corporation, an Illinois corporation ("Illinova"), agreed to enter into a transaction in which each of the Issuer and Illinova will become wholly owned subsidiaries of Energy Convergence Holding Company, a newly formed Illinois corporation ("Newco"). Dynegy Acquisition Corporation, a Delaware corporation ("DAC") and a wholly owned subsidiary of Newco, will be merged with and into the Issuer, and Energy Convergence Acquisition Corporation, an Illinois corporation and a wholly owned subsidiary of Newco, will be merged with and into Illinova.

                  Under the terms of the Merger Agreement, the Issuer's stockholders may elect to convert their shares of Common Stock into cash (at a fixed price of $16.50 per share of Common Stock) or common shares of the combined company (at a fixed exchange ratio of 0.69 shares of the combined company for every share of Common Stock). If there is insufficient cash for the combined company to exchange all of the Reporting Person's shares of Common Stock into cash (due to other stockholders electing cash), then the remainder of such shares of Common Stock shall be exchanged for convertible preferred stock of the combined company.

                  The Reporting Person will cause its interest in the Issuer to be sold pursuant to a Stock Purchase Agreement in which the Reporting Person shall receive consideration equivalent to what it would have received had it elected to receive all cash under the Merger Agreement. The Stock Purchase Agreement shall close coincident with the Merger and is attached as Exhibit 16 hereto. The amount of Preferred Stock to be received by the Reporting Person will depend on the amount of cash elected by the other stockholders of the Issuer and on the market price of Illinova common shares prior to the closing of the Merger. The consideration to be received is expected to be approximately 65% cash and 35% Series A Convertible Preferred Stock. The form of resolution adopting the Series A Convertible Preferred Stock is filed as Exhibit 17. Holders of Illinova common stock will exchange one share of Newco for each Illinova share currently owned.

                  The Reporting Person also entered into a Voting Agreement with Illinova dated as of June 14, 1999 whereby the Reporting Person has agreed to vote its shares of Issuer Stock in favor of the Merger Agreement and the transactions contemplated thereby. A copy of the Voting Agreement is filed as
Exhibit 18.

                  Finally, the Reporting Person has been granted registration rights with respect to the Series A Convertible Preferred Stock received in the aforementioned tranche pursuant to a

Registration Rights Agreement with Newco, also dated as of June 14, 1999. A copy of the Registration Rights Agreement is filed as Exhibit 19.

Item 5.           Interest in Securities of the Issuer.

Item 5 shall be deleted and replaced with the following:

                  (a) In computing their respective aggregate percentage ownership of Common Stock and the percentages of Common Stock owned by the Reporting Person and BG for purposes of this Schedule 13D, the Reporting Person and BG have relied on the quarterly report on Form 10-Q for the quarterly period ended March 31, 1999, (Commission File No. 1-11156) in which the Issuer reported that 152,864,662 shares of Common Stock were outstanding. As of the close of business on June 14, 1999, the Reporting Person was the beneficial owner of 38,789,876 shares of Common Stock, constituting approximately 25.4% of the shares of Common Stock outstanding.

BG does not own any shares of the Issuer directly, but may be deemed to share beneficial ownership of all of the shares of Common Stock owned by the Reporting Person by virtue of the ownership relationship described in Item 2.

         (b) Subject to its obligations under the agreements described in this Schedule 13D, the Reporting Person has the sole power to vote and dispose of the 38,789,876 shares of Common Stock owned directly by it. Although the Reporting Person has sole voting rights, BG may be deemed to share voting and dispositive power with regard to such shares by virtue of its ownership of 100% of the Reporting Person.

         (c) The Reporting Person had no transactions in the shares of Common Stock in the sixty-day period ended June 14, 1999.

         (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale such shares of Common Stock beneficially owned by the Reporting Person and BG.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Reporting Person is a party to the Lockup Agreement and the Ancillary Agreements, which are attached as exhibits hereto and which are incorporated by reference in their entirety herein. In addition, the descriptions of such agreements, the Issuer's bylaws and the other agreements and arrangements of the Reporting Person with respect to the Common Stock and the Issuer set forth in Item 4 hereof are hereby incorporated by reference in their entirety in response to this Item 6.

                  On January 22, 1996, the Issuer and Chevron jointly issued a press release announcing that they have entered into exclusive negotiations to merge Chevron's natural gas operations with those of the Issuer pursuant to the Exclusivity Agreement. As part of the proposed agreement, a new company would be formed and merged with the Issuer. As part of such transaction, Chevron would receive between 23.6% and 25% of the common stock of the surviving corporation and the Reporting Person would also own between 23.6% and 25% of the common stock of the surviving corporation.

                  Pursuant to the Exclusivity Agreement, on May 22, 1996, the Issuer, Chevron U.S.A. Inc. and Midstream Combination Corp. entered into the Combination Agreement providing for a combination of the Issuer with substantially all of Chevron's midstream assets and certain strategic alliances. (See Item 4.)

                  Copies of the press release, the Exclusivity Agreement and the Combination Agreement are filed as Exhibits 10, 11 and 12 to this Schedule 13D and are incorporated herein by reference.

                  On May 22, 1996, the Reporting Person entered into (i) the New NGC Stockholders Agreement, which will become effective at the Effective Time (under and as defined in the Combination Agreement) and supersede the New Trident Stockholders Agreement in its entirety, and (ii) the Voting Agreement pursuant to which the Reporting Person has agreed to vote all of its shares of Common Stock at any meeting or action by written consent, and agreed to execute a proxy in favor of Chevron to vote such shares (i) in favor of the transactions contemplated by the Combination Agreement and (ii) against any other proposal for the amendment of the Issuer's Certificate of Incorporation or By-laws or any merger, consolidation, sale or purchase of assets, reorganization, recapitalization, liquidation or winding up of or by the Issuer or sale of all or substantially all of the stock or assets of a subsidiary of the Issuer, in any case other than as permitted or contemplated by the Combination Agreement.

                  Copies of the Combination Agreement, the Stockholders and the Voting Agreement are filed as Exhibits 12, 13 and 14 to this Schedule 13D and are incorporated herein by reference.

                  The Reporting Person is also a party by virtue of the transaction described in Item 4 to the Voting Agreement, Registration Rights Agreement and Stock Purchase Agreement, which are attached as exhibits hereto and which are incorporated by reference in their entirety herein. In addition, the descriptions of such agreements and arrangements of the Reporting Person with respect to the Common Stock and the Issuer set forth in Item 4 hereof are hereby incorporated by reference in their entirety in response to this Item 6.

                  At present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer involving the Reporting Person or BG with the exception of the agreements contained in Exhibits 1 through 19.

Item 7.           Materials to be Filed as Exhibits.

         1.       Agreement of Joint Filing.*

         2 Clearinghouse Combination Agreement (incorporated by reference to Exhibit 2.2 to Trident's Registration Statement on Form S-4, as amended (File No. 33-88902) (the "Registration Statement")).*

         3. Exhibit 3.5(A) to the Combination Agreement (incorporated by reference to Exhibit 4.20 to the Registration Statement).*

         4. Exhibit 3.5(B) to the Combination Agreement (incorporated by reference to Exhibit 4.21 to the Registration Statement).*

         5. Lockup Agreement (incorporated by reference to Exhibit 10.35 to the Registration Statement).*

         6. New Trident Stockholders Agreement (incorporated by reference to Exhibit 10.50 to the Registration Statement).*

         7. Clearinghouse Owners Stockholders Agreement (incorporated by reference to Exhibit 10.49 to the Registration Statement).*

         8. Clearinghouse Owners Registration Rights Agreement (incorporated by reference to Exhibit 10.51 to the Registration Statement).*

         9. Amended and Restated Bylaws of NGC Corporation (incorporated by reference to Exhibit 3.4 to the Registration Statement).*

         10. Press Release issued by the Issuer and Chevron Corporation on January 22, 1996.*

         11. Exclusivity Agreement between the Issuer and Chevron Corporation dated as of January 22, 1996.*

         12.      Combination Agreement (incorporated by reference to Exhibit
                  2.1 to the Issuer's Current Report on Form 8-K dated May 22,
                  1996).*

         13. Stockholders Agreement, by and among BG Holdings, Inc., Gas Services (U.S.) Inc., and Chevron USA Inc. dated as of May 22, 1996.*

         14. Voting Agreement between BG Holding, Inc. NCC Corporation and Chevron USA Inc., dated as of May 22, 1996.*

         15.      Agreement of Joint Filing.

         16. Stock Purchase Agreement dated as of June 14, 1999 between British Gas Atlantic Holdings BV and Energy Convergence Holding Company.

         17.      Form of Resolution adopting Series A Convertible Preferred
                  Stock.

         18. Voting Agreement dated as of June 14, 1999 between Illinova Corporation and BG Holdings Inc.

         19. Registration Rights Agreement dated as of June 14, 1999 among British Gas Atlantic Holdings BV, Energy Convergence Holding Company and NOVA Gas Services (U.S.) Inc.

         20.      Press Release issued by BG on June 14, 1999.

-----------------
*previously filed.

                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:    June 18, 1999                      BG HOLDINGS, INC.



                                            By:      /s/ Cynthia Masters
                                                 ------------------------------
                                                     Title:  Vice President


                                            BG PLC



                                            By:      /s/ Cynthia Masters
                                                 ------------------------------
                                                     Title:  Attorney-in-Fact

                                   SCHEDULE I


                  The names of the directors and executive officers of BG Holdings, Inc. and their business addresses, principal occupations and citizenship are set forth below.


                                                                                   PRESENT PRINCIPAL
         NAME                              BUSINESS ADDRESS                           OCCUPATION
         ----                              ----------------                           ----------
Thomas Michael Melvin                   100 Thames Valley Park                  Chairman, Director and
(British citizen)                       Drive, Reading, Berkshire               President
                                        RG6 1PT

Stephen Charles                         100 Thames Valley Park                  Director, Vice President and
Burrard - Lucas                         Drive, Reading, Berkshire               Treasurer
(British citizen)                       RG6 1PT

William Michael Friedrich               100 Thames Valley Park                  Director and Vice President
(US citizen)                            Drive, Reading, Berkshire
                                        RG61PT

Cynthia Elaine Masters                  5444 Westheimer, Suite                  Director, Vice President and
(US citizen)                            1775, Houston, Texas                    Secretary
                                        77056 USA

Stanley I Rubenfeld                     Shearman & Sterling                     Director and Vice President
(US citizen)                            599 Lexington Avenue
                                        New York, NY 10022-6069

Richard Vincent Giordano                5th Floor Eagle House,                  Vice President
(US citizen)                            108-110 Jermyn St
                                        London SW1Y 6RH

Delcour Potter                          5444 Westheimer, Suite 1775,            Director, Vice President
(US citizen)                            Houston, Texas  77056

Robert Richardson                       5444 Westheimer, Suite 1775,            Director, Vice President
                                        Houston, Texas  77056


                                   SCHEDULE II


                  The names of directors and executive officers of BG plc and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of BG plc at 100 Thames Valley Park Drive, Reading, Berkshire, RG61PT. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to that individual's position with BG plc and each individual is a British citizen.


                                                                                   PRESENT PRINCIPAL
         NAME                           BUSINESS ADDRESS                              OCCUPATION
         ----                           ----------------                              ----------
Richard V. Giordano                  5th Floor Eagle House,                     Chairman
(US citizen)                         108-110 Jermyn St
                                     London SW1Y 6RH

David Robert Varney                                                             Chief Executive Office

Stephen John Brandon                                                            Executive Director

Frank Joseph Chapman                                                            Executive Director

Philip Roy Hampton                                                              Executive Director,
                                                                                Finance

Philip Michael Gerard                                                           Executive Director
Nolan

John Bryan Wybrew                                                               Executive Director

David Holford Benson                 Dresdner Kleinwort                         Chairman, Kleinwort
                                     Benson                                     Charter European Trust
                                     20 Fenchurch St
                                     London EC3 3DB

Sir John Coles                       Kelham, DockLane                           Former Permanent Under-
                                     Beulieu, Hants                             Secretary of State,
                                     SO42 7YH                                   Foreign and Commonwealth
                                                                                Office

Elwyn Owen Morris                    5th Floor Eagle House,                     Chairman
Eilledge                             108-100 Jermyn St                          Dixons Group plc and
                                     London SW1Y 6RH                            King's Healthcare NHS Trust

Christopher Hampson                  RMC plc                                    Vice President

                                                                                   PRESENT PRINCIPAL
         NAME                           BUSINESS ADDRESS                              OCCUPATION
         ----                           ----------------                              ----------
                                     Unilever plc                               Chairman
                                     Coldharbour Lane                           RMC Group plc
                                     Thorpe, Egham, Surrey
                                     TW20 8TD

Keith Ashley Victor                  5th Floor Eagle House,                     Director Standard Charter plc
Mackrell                             108-110 Jermyn St
                                     London SW1Y 6RH

Dr. Thomas John Parker               Babcock International                      Group Chairman
                                     Group plc                                  Babcock International plc
                                     Badminton Court
                                     Church Street
                                     Amersham, Bucks
                                     HP7 0RP

Dame Stella Rimington                5th Floor Eagle House,                     Director, Marks and
                                     108-110 Jermyn St                          Spencer plc
                                     London SW1Y 6RH

EXECUTIVE OFFICERS
------------------



                                                                                   PRESENT PRINCIPAL
         NAME                           BUSINESS ADDRESS                              OCCUPATION
         ----                           ----------------                              ----------
Andrew Barrett                                                                  Executive Vice President

Donald Glenwood                                                                 Executive Vice President
Doughty
(US Citizen)

Edward Le Marchant                                                              Executive Vice President
Trafford
(Canadian Citizen)

William Michael Friedrich                                                       General Counsel
(US citizen)

Paul Jones                                                                      Group Director of Human
                                                                                Resources

                                                                                   PRESENT PRINCIPAL
         NAME                           BUSINESS ADDRESS                              OCCUPATION
         ----                           ----------------                              ----------
Donald William John Patience                                                    Company Secretary

Nick Woollacott                                                                 Chief Operating Officer,
                                                                                Transco

                                  EXHIBIT INDEX

1.       Agreement of Joint Filing.*

2        Clearinghouse Combination Agreement (incorporated by reference to
         Exhibit 2.2 to Trident's Registration Statement on Form S-4, as amended (File No. 33-88902) (the "Registration Statement")).*

3. Exhibit 3.5(A) to the Combination Agreement (incorporated by reference to Exhibit 4.20 to the Registration Statement).*

4. Exhibit 3.5(B) to the Combination Agreement (incorporated by reference to Exhibit 4.21 to the Registration Statement).*

5. Lockup Agreement (incorporated by reference to Exhibit 10.35 to the Registration Statement).*

6.       New Trident Stockholders Agreement (incorporated by reference to
         Exhibit 10.50 to the Registration Statement).*

7. Clearinghouse Owners Stockholders Agreement (incorporated by reference to Exhibit 10.49 to the Registration Statement).*

8. Clearinghouse Owners Registration Rights Agreement (incorporated by reference to Exhibit 10.51 to the Registration Statement).*

9. Amended and Restated Bylaws of NGC Corporation (incorporated by reference to Exhibit 3.4 to the Registration Statement).*

10. Press Release issued by the Issuer and Chevron Corporation on January 22, 1996.*

11. Exclusivity Agreement between the Issuer and Chevron Corporation dated as of January 22, 1996.*

12. Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated May 22, 1996).*

13. Stockholders Agreement, by and among BG Holdings, Inc., Gas Services (U.S.) Inc., and Chevron USA Inc. dated as of May 22, 1996.*

14. Voting Agreement between BG Holding, Inc. NCC Corporation and Chevron USA Inc., dated as of May 22, 1996.*

15.      Agreement of Joint Filing.

16. Stock Purchase Agreement dated as of June 14, 1999 between British Gas Atlantic Holdings BV and Energy Convergence Holding Company.

17.      Form of Resolution adopting Series A Convertible Preferred Stock.

18. Voting Agreement dated as of June 14, 1999 between Illinova Corporation and BG Holdings Inc.

19. Registration Rights Agreement dated as of June 14, 1999 among British Gas Atlantic Holdings BV, Energy Convergence Holding Company and NOVA Gas Services (U.S.) Inc.

20.      Press Release issued by BG on June 14, 1999.


_________________________
*previously filed.

                                                                      EXHIBIT 15

                            AGREEMENT OF JOINT FILING


                  Pursuant to Reg. ss. 240.13d-1(F)(I)(iii) adopted under the Securities and Exchange Act of 1934, the undersigned, BG plc and BG Holdings, Inc. hereby agree to file with the Securities and Exchange Commission the joint
Schedule 13D/A (Amendment No. 3) to which this exhibit is attached, and that such joint Schedule 13D/A, as so filed, is filed on behalf of each of them.

                  This Agreement of Joint Filing may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall continue a single instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement of Joint Filing as of the date set forth below.


Date:    June 18, 1999                  BG HOLDINGS, INC.



                                        By:      /s/ Cynthia Masters
                                            ------------------------------------
                                                 Title:  Vice President


                                        BG PLC



                                        By:      /s/Cynthia Masters
                                           ------------------------------------
                                                 Title:  Attorney-in-Fact

                                                                      EXHIBIT 16

                            STOCK PURCHASE AGREEMENT


                                  BY AND AMONG


                       ENERGY CONVERGENCE HOLDING COMPANY
                                    ("BUYER")


                                       AND


                        BRITISH GAS ATLANTIC HOLDINGS BV
                                   ("SELLER")






                              DATED: JUNE 14, 1999

                            STOCK PURCHASE AGREEMENT

         This STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on June 14, 1999, by and between Energy Convergence Holding Company, an Illinois corporation ("Buyer"), and British Gas Atlantic Holdings BV, a Netherlands corporation ("Seller").

                                    RECITALS:

         1. Seller owns 1,802 shares of common stock of BG Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Seller (the "Company"), which represent all of the outstanding shares of common stock of the Company.

         2. Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the outstanding shares of common stock of the Company (the "Shares"), in accordance with terms and conditions of this Agreement.

         3. To induce Buyer to purchase the Shares, simultaneously herewith, British Gas Overseas Holdings, a United Kingdom company ("Guarantor" and, together with Seller, the "Seller Parties"), has executed and delivered a guaranty (the "Guaranty") in favor of Buyer.

         4. This Agreement is being entered into in connection with the Merger Agreement (as defined) and is an integral part of the transactions contemplated thereby.

         5. Undefined capitalized terms herein are defined in the Merger Agreement.

                                   AGREEMENT:

         NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, Buyer and Seller agree as follows:

                                   ARTICLE I.
                                   DEFINITIONS


         "Action" means any action, lawsuit, proceeding, hearing, notice, investigation, mediation, arbitration, complaint, claim or demand.

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         "Additional Cash Consideration" is defined in Section 2.2.

         "Affiliate" means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with another Person.

         "After-Tax Basis" means, with respect to an indemnity payment, the amount necessary to hold the indemnified party harmless on an after-tax basis, after taking into account in the taxable year of payment any Taxes deemed payable (as provided below) by the indemnified party as a result of such indemnification payment, and any Tax benefits deemed realized (as provided below) by the indemnified party (or any of its Affiliates) in respect of, or as a result of a deduction or credit for, any indemnified Taxes or Damages required to be paid by the indemnified party. The amount of any payment in the preceding sentence (to the extent taxable) as well as the amount of any indemnified Tax, and Tax benefits shall be determined as if the relevant indemnified party (and any combined or consolidated group of which it is a member) were taxed at the highest marginal rate applicable to corporations in such jurisdiction.

         "Agreement" is defined in the preface to this Agreement.

         "Balance Sheet" is defined in Section 3.10.

         "Buyer" is defined in the preface to this Agreement.

         "Buyer Common Stock" means the Class A common stock of Buyer, no par value per share, to be issued pursuant to the Amended and Restated Newco Articles.

         "Closing" is defined in Section 2.3.

         "Closing Date" is defined in Section 2.3.

         "Company" is defined in the recitals to this Agreement.

         "Contest" is defined in Section 6.3(b).

         "Damages" is defined in Section 7.1.

         "Dynegy" means Dynegy Inc., a Delaware corporation.

         "Dynegy Stock" is defined in Section 3.8.

         "Governmental Authority" means any governmental or regulatory authority or agency, court or similar entity.

         "Material Adverse Effect" means, with respect to a particular Person, any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, or results of operations of such Person and its subsidiaries, taken as a whole

         "Merger Agreement" is defined in Section 8.2.


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         "Mergers" means the mergers contemplated under the Merger Agreement.

         "Person" means a natural person, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

         "Post-Closing Period" is defined in Section 6.2(b).

         "Pre-Closing Period" is defined in Section 6.1(a).

         "Preferred Stock" means the Series A Convertible Preferred Stock to be issued pursuant to the Statement of Resolutions Establishing Series of Series A Convertible Stock of Buyer, in the form of Exhibit B to the Merger Agreement.

         "Purchase Price" is defined in Section 2.2.

         "Seller" is defined in the preface to this Agreement.

         "Seller Parties" is defined in the recitals to this Agreement.

         "Shares" is defined in the recitals to this Agreement.

         "Stock Consideration" is defined in Section 2.2.

         "Stockholders Agreement" is defined in Section 3.6.

         "Straddle Period" is defined in Section 6.1(c).

         "Tax Indemnification Event" is defined in Section 6.3(a).

         "Tax Returns" means all originally filed or amended federal, state and local tax returns, declarations, statements, certifications, notices, reports, schedules, forms and information returns relating to Taxes.

         "Third Party Claim" is defined in Section 7.4(a).

         "Voting Agreement" is defined in Section 3.6.


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                                  ARTICLE II.

                                BASIC TRANSACTION

         2.1 PURCHASE AND SALE OF THE SHARES. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell, grant, transfer, convey, assign, and deliver, and agrees to cause to be sold, granted, transferred, conveyed, assigned and delivered to Buyer, the Shares at the Closing for the consideration specified in this Article II.

         2.2 PURCHASE PRICE. Buyer agrees to pay to Seller at the Closing (the "Purchase Price"), consideration consisting of (a) that number of shares of Preferred Stock (the "Stock Consideration") equal to the product of (i) the quotient of the Illinova Average Price and $50.00, and (ii) the number of shares of Buyer Common Stock that the Company would have received pursuant to the Merger Agreement had it elected to receive only the Cash Consideration with respect to all of the Dynegy Stock, plus (b) the amount of cash (the "Additional Cash Consideration") that the Company would have received pursuant to the Merger Agreement had it elected to receive only the Cash Consideration with respect to all of the Dynegy Stock.

         2.3 THE CLOSING. The closing of the purchase and sale of the Shares (the "Closing") shall take place (i) at the offices of Akin, Gump, Strauss, Hauer & Feld, L.L.P. at 1900 Pennzoil Place, South Tower, 711 Louisiana, Houston, Texas, or such other location at which the closing of the Mergers occurs, immediately prior to the closing of the Mergers, or (ii) or at such other time or place or on such other date as the parties hereto shall agree, subject to the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions to take place at the Closing (other than conditions with respect to actions the respective parties will take at the Closing itself). The date of the Closing is referred to as the "Closing Date."

         2.4 DELIVERIES AT THE CLOSING. At the Closing:

                  (a) Seller will deliver to Buyer all of the certificates, instruments, and documents listed below:

                           (i) the stock certificates representing the Shares
                  duly endorsed in blank, or accompanied by stock powers duly executed in blank, and otherwise in form reasonably acceptable to Buyer for transfer on the books of the Company;

                           (ii) the corporate records of the Company as of the
                  Closing Date;

                           (iii) the written resignation of (A) each member of
                  the board of directors of the Company and (B) each officer of the Company, such resignations to be effective on the Closing Date;


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                           (iv) the bank accounts of the Company and any funds
                  therein;

                           (v) a statement, issued by the Company pursuant to
                  the requirements of Treas. Reg. Sec. 1.897-2(h), and dated no more than 30 days prior to the Closing, certifying that the Shares do not constitute a U.S. real property interest (USRPI), as that term is defined in Section 897(c) of the Code (a copy of which will have been filed with the Internal Revenue Service prior to Closing pursuant to the requirements of Treas. Reg. Sec. 1.897-2(h)(2)) (the "Statement"). If such Statement is not received, Buyer shall be entitled to withhold 10% of the Purchase Price as required by Section 1445 of the Code; and

                           (vi) such other documents and instruments as are
                  required to be delivered pursuant to the terms hereof, or that Buyer may reasonably request to effect the transactions contemplated hereby.

         (b) Buyer will deliver to Seller:

                  (i) the Purchase Price in the form of:

                           (A) certificates for the Stock Consideration; and

                           (B) the Additional Cash Consideration, in immediately
                  available funds, by wire transfer to an account, which account shall be specified by Seller no later than two business days prior to the Closing Date; and

                  (ii) such other documents and instruments as are required to be delivered pursuant to the terms hereof, or that Seller may reasonably request to effect the transactions contemplated hereby.

                                  ARTICLE III.
                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller represents and warrants to Buyer that the statements contained in this Article III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article III).

         3.1 ORGANIZATION OF SELLER. Each Seller Party is a corporation, duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization.

         3.2 DUE AUTHORIZATION. The execution, delivery, and performance by Seller of this Agreement and by Guarantor of the Guaranty:

                  (a) has been duly authorized by all necessary internal action of Seller and Guarantor, as applicable, and does not require any consent, waiver, approval,


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

         order, authorization or permit of, or registration, filing with or notification to any Person; and

                  (b) does not conflict with or result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, purchase, first refusal, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, either Seller Party's organizational documents, any order or judgment of any Governmental Authority or any law or regulation, or any note, lease, mortgage, license, agreement or other instrument or obligation to which either Seller Party is a party or by which it or its properties or assets may be bound.

         3.3 DUE EXECUTION. This Agreement and the Guaranty have been duly executed and delivered by a duly authorized officer of Seller and Guarantor, as applicable.

         3.4 LEGAL, VALID AND BINDING OBLIGATIONS. This Agreement and the Guaranty constitutes a legal, valid and binding obligation of the applicable Seller Party, enforceable against the applicable Seller Party in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium and other laws affecting the rights of creditors generally and by general principles of equity.

         3.5 NO LITIGATION. There is no pending or, to the knowledge of Seller or Guarantor, threatened action or proceeding before any court or other Governmental Authority, or arbitrator by or against, or involving any Seller Party or its Affiliates, which questions or challenges the validity or enforceability of this Agreement, the Guaranty or any action taken or to be taken by any Seller Party pursuant to this Agreement or the Guaranty or in connection with the transactions contemplated hereby or thereby.

         3.6 CAPITALIZATION OF THE COMPANY; AGREEMENTS PERTAINING TO STOCK. The Company's authorized capital stock consists of 20,000 shares of common stock, par value $1.00 per share. None of such capital stock is outstanding or has been authorized for issuance other than the Shares. The Shares have been validly issued and are fully paid and nonassessable, and other than pursuant to (i) the Stockholders Agreement dated May 22, 1996, by and among the Company, NOVA Gas Services (U.S.) Inc., and Chevron U.S.A., Inc., as amended (the "Stockholders Agreement"), (ii) the Voting Agreement dated the date hereof, by and between the Company and Illinova Corporation (the "Voting Agreement"), (iii) this Agreement or (iv) with respect to the Dynegy Stock, the Merger Agreement, neither the Shares nor the Dynegy Stock are subject to any agreements or understandings among any Persons with respect to the voting or transfer of the Shares or the Dynegy Stock.

         3.7 BROKERS' FEES. No Seller Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated hereby for which Buyer or the Company could become liable.


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

         3.8 THE COMPANY'S ASSETS AND LIABILITIES. Except as disclosed on
Schedule 3.8, the Company's sole assets other than cash and cash equivalents are 38,789,876 shares of common stock of Dynegy, par value $.01 per share (the "Dynegy Stock"). Seller is, and at the Closing will be, the record and beneficial owner of, and upon the Closing Buyer will acquire, good, valid, and marketable title to, the Shares, free and clear of all liens, encumbrances and restrictions on transferability, other than (i) those that may arise because of any actions taken by or on behalf of Buyer or its Affiliates or (ii) restrictions on transfer that may be imposed by federal, state or other securities laws. There are no preemptive or similar rights with respect to the Company's capital stock and the Shares were issued without violation of any such rights. Other than this Agreement, the Stockholders Agreement and the Voting Agreement, there are no subscriptions, options, warrants, calls, rights, commitments or any other agreements of any character obligating a Person to purchase, sell or issue any shares of the capital stock of the Company (including the Shares) or the Dynegy Stock or any other securities convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such Shares or the Dynegy Stock. Except as contemplated by (i) the Merger Agreement, (ii) the Stockholders Agreement, or (iii) the Voting Agreement, neither the Company nor Seller is a party to any voting agreements, voting trusts, proxies or any other agreements, instruments or understandings with respect to the voting of any shares of the Company's capital stock, the Shares or the Dynegy Stock, or any agreement with respect to the transferability, purchase or redemption of any shares of capital stock of the Company, the Shares or the Dynegy Stock. Except as contemplated by this Agreement, the Company has no liabilities, obligations, costs or expenses of any nature whatsoever, whether now known or unknown, asserted or unasserted, accrued or unaccrued, liquidated, unliquidated or due or to become due, (including, without limitation, other than as a result of the transactions contemplated hereby, any liability in respect of Taxes of any kind whatsoever) in excess of amounts reserved therefor that affect the Company or its ownership of the Dynegy Stock.

         3.9 COMPANY ACTIVITIES. Since March 26, 1999, the Company has not engaged in any business or other activity (other than the ownership of the Dynegy Stock) that will have an adverse effect on the Company's properties, assets, operations, business or prospects. Other than the Dynegy Stock, the Company has no subsidiaries or equity investments in any Person or enterprise. Prior to March 26, 1999, the Company did not engage in any activities other than as a holding company for, and owning stock and other interests and investments in, the following entities, among others: Dynegy (formerly NGC Corp.); Itron, Inc.; British Gas Americas, Inc. (formerly British Gas Delaware, Inc. and British Gas Technology, Inc.); British Gas Capital, Inc.; BG Exploration America, Inc.; British Gas Services, Inc. (formerly BG US Services, Inc.; and British Gas Exploration and Production, Inc.); British Gas Finance, Inc.; British Gas Financial Products, Inc.; British Gas General Partner, Inc.; British Gas Global Services, Inc.; British Gas Inspection Services, Inc. (formerly BG Inspection Services, Inc.); British Gas Limited Partner, Inc.; British Gas Methane Arctic, Inc.; British Gas Methane Polar, Inc.; British Gas NGC LP; BG Tunisia, Inc. (formerly Freeway Housing, Inc. and Houston Oil & Minerals of Tunisia, Inc.).


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

         3.10 BALANCE SHEET. At or prior to the Closing, the Company shall deliver to Buyer accurate and complete copies of the Company's audited balance sheet as of the date of the most recently completed audit of the Company prior to the Closing Date (the "Balance Sheet"), and the related statements of income and stockholders' equity, for the period since March 26, 1999. The Balance Sheet
(i) shall be prepared from the books and records of the Company and (ii) shall accurately and fairly present the Company's financial position as of its date. The Balance Sheet (including the notes thereto) will have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the period covered thereby, and present fairly the Company's financial condition as of the applicable audit period. At the Closing, Seller shall deliver to Buyer accurate and complete copies of the Company's unaudited balance sheet (including notes) as of the Closing Date, and the related statements of income and stockholders' equity, since the date of the Balance Sheet. Such unaudited balance sheet (including the notes thereto) shall reflect that the Company has net assets (determined without regard to the Dynegy Stock) having a fair market value of at least $800,000.

         3.11 TAXES.

                  (a) The Company has timely filed (or will timely file) all Tax Returns required to be filed by it in, or with respect to Taxes for, any period ending before the Closing Date. All Tax Returns filed by the Company prior to the Closing Date or for any period ending before the Closing Date correctly reflect the applicable facts regarding the income, business, assets, operations, activities, status or other matters of the Company or any other information required to be shown thereon. The foregoing Tax Returns are not subject to penalties under
         Section 6662 of the Code relating to accuracy-related penalties, or any other provision of the Code (or any corresponding provisions of state, local or foreign Tax law) or any predecessor provision of law. No extension of time within which to file any Tax Return that has not been filed has been requested or granted, by, or on behalf of, the Company.

                  (b) The Company is not a party to or bound by any current Tax indemnity, Tax sharing or Tax allocation agreement (and any such agreements to which the Company was previously a party have been cancelled or otherwise terminated.

                                  ARTICLE IV.

                     REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to Seller that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV).

         4.1 ORGANIZATION OF BUYER. Buyer is a corporation, duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization.


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

         4.2 DUE AUTHORIZATION. The execution, delivery, and performance by Buyer of this Agreement:

                  (a) has been duly authorized by all necessary internal action of Buyer and does not require any consent, waiver, approval, order, authorization or permit of or registration, filing with or notification to any Person; and

                  (b) does not conflict with or result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, purchase, first refusal, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, Buyer's organizational documents, any order or judgment of any Governmental Authority or any law or regulation, or any note, lease, mortgage, license, agreement or other instrument or obligation to which Buyer is a party or by which it or its properties or assets may be bound.

         4.3 DUE EXECUTION. This Agreement has been duly executed and delivered by a duly authorized officer of Buyer.

         4.4 LEGAL, VALID AND BINDING OBLIGATIONS. This Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium and other laws affecting the rights of creditors generally and by general principles of equity.

         4.5 NO LITIGATION. There is no pending or, to the knowledge of Buyer, threatened action or proceeding before any court or other Governmental Authority, or arbitrator by or against, or involving Buyer or its Affiliates, which questions or challenges the validity or enforceability of this Agreement or any action taken or to be taken by Buyer pursuant to this Agreement or in connection with the transactions contemplated hereby.

         4.6 BROKERS' FEES. Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated hereby for which either Seller or Guarantor could become liable.

                                   ARTICLE V.
                        CONDITIONS TO OBLIGATION TO CLOSE


         5.1 CONDITIONS TO OBLIGATION OF BUYER. The obligation of Buyer to consummate the transactions contemplated by this Agreement and to perform its obligations under this Agreement in connection with the Closing is subject to satisfaction of the following conditions:

                  (a) the representations and warranties set forth in Article III shall be true and correct in all material respects at and as of the Closing Date (provided that any breach or misrepresentation resulting in a liability for which Seller


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         acknowledges in writing that it will indemnify Buyer shall not be deemed to be a breach of this section); Seller shall have performed and complied with all of its covenants hereunder in all material respects prior to the Closing Date; and Buyer shall have received a certificate from a duly authorized officer of Seller as to the satisfaction of this condition;

                  (b) Seller will have made the deliveries contemplated by
         Section 2.4;

                  (c) since the date of this Agreement there must not have been any change in law which, or announced contemplated change in law the passage of which, could reasonably be expected to have, as a result of the consummation of the transactions contemplated by this Agreement, a Material Adverse Effect on the Company; and

                  (d) all of the conditions precedent to the closing of the transactions contemplated by the Merger Agreement have been satisfied or waived as contemplated by the Merger Agreement.

         Buyer may waive any condition specified in this Section 5.1 if it executes a writing expressly so stating at or prior to the Closing.

         5.2 CONDITIONS TO OBLIGATION OF SELLER. The obligation of Seller to consummate the transactions contemplated hereby and to perform its respective obligations under this Agreement in connection with the Closing is subject to satisfaction of the following conditions:

                  (a) the representations and warranties set forth in Article IV shall be true and correct in all material respects at and as of the Closing Date (provided that any breach or misrepresentation resulting in a liability for which Buyer acknowledges in writing that it will indemnify Seller shall not be deemed to be a breach of this section); Buyer shall have performed and complied with all of its covenants hereunder in all material respects prior to the Closing; and Seller shall have received a certificate from a duly authorized officer of Buyer as to the satisfaction of this condition;

                  (b) Buyer will have made the deliveries contemplated by
         Section 2.4;

                  (c) since the date of this Agreement there must not have been any change in law which, or announced contemplated change in law the passage of which, could reasonably be expected to have, as a result of the consummation of the transactions contemplated by this Agreement, a Material Adverse Effect on Seller;

                  (d) Buyer will have provided to Seller a certificate from a duly authorized officer of Buyer certifying that all of the conditions precedent to the closing of the transactions contemplated by the Merger Agreement have been satisfied or waived as contemplated by the Merger Agreement; and


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

                  (e) Dynegy will have delivered to the Company a statement, dated no more than 30 days prior to the Closing, certifying that the Dynegy Stock is not a USRPI.

         Seller may waive any condition specified in this Section 5.2 if it executes a writing expressly so stating at or prior to the Closing.

                                  ARTICLE VI.

                                  TAX MATTERS

         6.1 TAX INDEMNITIES.

                  (a) Seller shall indemnify Buyer and hold it harmless from and against any liability for Taxes (i) imposed on the Company in respect of its income, business or operations for any period prior to the Closing Date (a "Pre-Closing Period"), (ii) imposed on the Company pursuant to Section 1.1502-6 of the Treasury Regulations promulgated under the Code (or pursuant to any analogous provision of state or local law) as a result of the affiliation of any company with the Company during a Pre-Closing Period or (iii) attributable to any change in accounting method employed by the Company prior to the Closing Date (but only to the extent that the amount of such Taxes is in excess of the amount accrued for Taxes in the books and records of the Company as of the Closing Date); provided, however, that no indemnity shall be provided under this Article VI for (x) any Taxes resulting from a breach by Buyer of its representations, warranties and obligations under this Agreement, (y) Taxes attributable to, or arising as a result of, any transactions contemplated by this Agreement or (z) any liability for Taxes resulting from elections under Section 338 of the Code with respect to the Company (or any comparable elections under the state or local Tax laws). Indemnity payments under this Article VI shall be made on an After-Tax Basis.

                  (b) From and after the Closing Date (a "Post Closing Period"), Buyer shall indemnify Seller and hold it harmless from and against all Taxes imposed on the Company that are not subject to indemnification pursuant to Section 6.1(a) or Article VII.

                  (c) Any Taxes (other than U.S. federal income taxes) of the Company not otherwise indemnified under this Article VI for a period beginning before the Closing Date and ending after the Closing Date (a "Straddle Period") shall be apportioned between Seller and Buyer, in the case of real and personal property taxes and franchise taxes not based on gross or net income or capital (including net worth or long-term debt) or gross or net assets, on a per diem basis and, in the case of other Taxes (including sale and transfer Taxes), shall be determined based on the actual activities and operations of the Company during the portion of such period that is a Pre-Closing Period and the portion of such period that is a Post-Closing Period. Notwithstanding the foregoing, in the case of any Tax based upon or measured by capital (including net worth or long-term debt) or gross or net


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

         assets or intangibles, the amount of such Tax allocated to the Pre-Closing Period shall be computed by reference to the average level of such items during the Pre-Closing Period.

                  (d) Payment by an indemnitor of any amount due under this
         Section 6.1 shall be made within 30 days following written notice by the indemnitee that payment of such amount to the appropriate Tax authority is due, provided that the indemnitor shall not be required to make any payment earlier than two days before it is due to the appropriate Tax authority. If Seller receives an assessment or other notice of Taxes due with respect to the Company for any Pre-Closing Period for which Seller is not responsible, in whole or in part, pursuant to Section 6.1(a) and Seller pays such Tax, then Buyer shall pay Seller, in accordance with the first sentence of this Section 6.1(d), the amount of such Tax for which Seller is not responsible under Section 6.1(a). In the case of a Tax that is contested in accordance with the provisions of Section 6.3, payment of such Tax to the appropriate Tax authority will not be considered to be due earlier than the date of a final determination with respect to such Tax. Failure to pay amounts when due pursuant to this Section 6.1(d) shall result in the imposition of an interest charge at the applicable rate prescribed under Section 6621(a)(1) of the Code (but only to the extent that (i) such interest does not constitute a Tax (as defined herein) or
         (ii) the indemnitee is not otherwise indemnified therefor). Notwithstanding anything herein to the contrary, the indemnified party may make more than one request for payment under this Agreement with respect to any indemnifiable Tax imposed by a Tax jurisdiction to the extent the amount of such indemnifiable Tax is adjusted or redetermined from time to time.

         6.2 REFUNDS AND TAX BENEFITS.

                  (a) Buyer shall promptly pay to Seller any refund or credit (including any interest paid or credited with respect thereto) received by Buyer or the Company of Taxes relating to Pre-Closing Periods or attributable to an amount paid by or on behalf of Seller under Section 6.1; provided, however, that payments with respect to credits shall be made no earlier than the time as such credit reduces or could reduce the Tax liability of Buyer and its Affiliates, including the Company. If any refund or credit of Taxes for which a payment has been made pursuant to Section 6.2 is subsequently reduced or disallowed, Seller shall indemnify and hold harmless payor for any Tax liability assessed against such payor because of the reduction or disallowance. Buyer shall, if Seller so requests and at Seller's expense, cause the relevant entity to file for and obtain any refund to which Seller is entitled under this Section 6.2. Subject to Section 6.3, Buyer shall permit Seller to control (at Seller's expense) the prosecution of any such refund claim, and shall cause the relevant entity to authorize by appropriate power of attorney such persons as Seller shall designate to represent such entity with respect to such refund claim.

                  (b) If and to the extent that Seller receives a refund or credit of federal, state or local Taxes for any Pre-Closing Period attributable solely to the carryback


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

         of losses, credits or similar items arising in any Post-Closing Period and attributable to the Company, Seller shall promptly pay to Buyer the amount of such refund or credit, together with any interest paid or credited with respect thereto. If any refund or credit of Taxes for which a payment has been made pursuant to this Section 6.2(b) is subsequently reduced or disallowed, Buyer shall indemnify and hold harmless payor for any Tax liability, including interest, assessed by reason of the reduction or disallowance.

         6.3 CONTESTS.

                  (a) After the Closing Date, Buyer shall notify Seller promptly (and in any event within 15 business days) of the commencement of any Tax audit or administrative or judicial proceeding, or of any demand or claim on Buyer or the Company, with respect to the Company or its subsidiaries for any period beginning before Closing or the receipt of any notice of proposed adjustment by Buyer or the Company (a "Tax Indemnification Event"), which could give rise to a claim for indemnification under Section 6.1 or, in the case of the breach of a representation in Section 3.11, Article VII. Such notice shall contain factual information (to the extent known to Buyer or the Company) with respect to the Tax Indemnification Event in reasonable detail and shall include copies of any notice or other document received from any Taxing authority in respect thereof. If Buyer fails to give Seller notice within a reasonable period of time or in sufficient detail to apprise Seller of the nature of the claim (in each instance taking into account the facts and circumstances of such claim), Seller shall not be liable under this Agreement for such claim to the extent, if any, that the rights of Seller with respect to such claim are actually prejudiced.


                  (b) Subject to Section 6.3(d), Seller may elect to direct, through counsel of its own choosing and at its own expense, any audit, claim for refund or administrative or judicial proceeding involving any Pre-Closing Tax Periods with respect to which (and to the extent that) indemnity may be sought from Seller, under Section 6.1 or, in the case of the breach of a representation in Section 3.11, Article VII (any such audit, claim for refund or proceeding is referred to herein as a "Contest"). If Seller elects to direct a Contest it shall within 15 business days of receipt of the notice of the Tax Indemnification Event relating to such Contest notify Buyer of its intent to do so and, if requested by Buyer, Seller shall furnish to Buyer in due course, as a condition to further pursuing such Contest, an opinion of Seller's independent Tax counsel to the effect that Seller has a reasonable basis to pursue such Contest. If Buyer is requested (or, if an election by Seller is not timely made, shall determine) to pay the Tax claimed and sue for a refund, Seller shall make a tentative indemnity payment to the party making such payment. In the case of any Contest, Buyer or the Company, as the case may be, shall not make payment of the Tax in question for at least 30 days (or such shorter time period as may be required by applicable law) after the giving of notice to Seller of its intention to do so (and if Seller has elected to direct the Contest shall not make payment unless requested by Seller), shall give to Seller any information reasonably requested by Seller relating to such Contest and otherwise shall cooperate with Seller in good faith in order to contest effectively any such Contest and, to the extent not inconsistent with Buyer's or the Company's control over the portion of proceedings that relate to issues other than those subject to this indemnity (as described below), shall permit Seller to control such proceedings relating to any Contest. Buyer or its duly appointed representatives shall be allowed to attend all meetings between Seller and the Taxing authority in question and shall be provided with copies of all correspondence and documents relating to such Contest (other than internal correspondence and documents that are privileged or confidential). If Seller fails to notify Buyer of its election as herein provided, then until receiving notification as to Seller's intentions, each of Buyer and the Company shall take such reasonable steps as may be prudent and within its capacity to preserve the right of the relevant entity to contest such asserted Tax liability and may pay, compromise or contest such asserted Tax liability. However, in each such case, neither Buyer nor the Company may settle or compromise any asserted Tax liability over the objection of Seller; provided, however, that consent to settlement or compromise shall not be unreasonably withheld. If Buyer or the Company assumes control of a Contest with respect to Taxes pursuant to the foregoing, provided that Seller has acted in good faith, Seller shall retain the right at any time thereafter and immediately upon notice to the entity that shall have assumed control of such Contest, to assume itself, at Seller's expense, sole direction and control of such Contest, as set forth above. If Seller chooses to direct the Contest, Buyer shall promptly empower and shall cause the Company promptly to empower (by power of attorney and such other documentation as may be necessary and appropriate) such representatives of Seller as it may designate to represent Buyer and/or the Company in the Contest insofar as the Contest involves an asserted Tax liability for which Seller could be liable under Section 6.1 or, in the case of a breach of a representation in Section 3.11, Article VII.

                  (c) If, after actual receipt by Buyer or the Company of an amount paid by Seller as a tentative adjustment pursuant to paragraph
         (b), the extent of the liability of Buyer or the Company with respect to the indemnified matter for which Seller is liable under this Agreement shall be established by final determination to be a lesser amount, Buyer or the Company, as the case may be, shall promptly pay to Seller the amount of such difference, including all or the portion of any refund received by or credited to Buyer or the Company with respect to the indemnified matter (together with any interest paid or credited thereon by the Taxing authority) plus (i) the amount of the Tax savings, if any, realized by Buyer or the Company as a result of such payment, and (ii) interest at the rate which shall be applicable under section 6621(a)(1) of the Code in respect of federal income taxes and at the rate provided by applicable law in respect of other Taxes from time to time from the date of actual collection by Buyer or the Company of such refund (and any such interest thereon) to the date of payment to Seller thereunder.

                  (d) Nothing contained herein shall require Buyer or the Company (i) to contest a Contest which it would otherwise be required to contest pursuant to this Agreement or (ii) to permit Seller control any such Contest, if Buyer shall waive the payment by Seller of any amount that might otherwise be payable by Seller hereunder (or under Article VII) by way of indemnity with respect to such Contest. Upon any such waiver, Buyer or its Affiliates, as the case may be, shall repay to Seller any payments made with respect to such Contest pursuant to Section 6.3(b) together with interest at the rate which shall be applicable under
         Section 6621(a)(1) of the Code from time to time from the date the payment was paid by Seller to the date of repayment by Buyer or its Affiliate.

         6.4 PREPARATION OF TAX RETURNS. Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns relating to the Company and its subsidiaries that are due (taking into account any applicable extension periods) not more than 30 days after the Closing Date. Buyer shall prepare and timely file or cause the Company to prepare and timely file all Tax Returns relating to the Company and its subsidiaries that are due (taking into account any applicable extension periods) more than 30 days after the Closing Date. Returns required to be filed by Buyer in respect of a period beginning prior to the Closing Date shall be prepared on a basis consistent with those prepared for prior Tax years unless a different treatment of an item is required by an intervening change in law. Buyer shall furnish Seller with a copy of any Tax Return so prepared by it for a period beginning prior to the Closing Date at least 30 days before the anticipated filing date thereof and, in preparing such Tax Returns, shall accept any comments made by Seller with respect to any issue or item which could give rise to a claim for indemnification; provided, however, that this sentence shall not apply in respect of any comments for which Seller does not provide Buyer, if so requested in writing to do so, with an opinion of nationally recognized counsel, obtained at Seller's expense, to the effect that there is a more likely than not basis for Seller's comment.

         6.5 COOPERATION AND EXCHANGE OF INFORMATION. Following the Closing, Seller and Buyer shall provide each other, and Buyer shall cause its Affiliates to provide Seller, with such cooperation and information as reasonably may be requested in filing any Tax Return, amended return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules and related work papers and documents relating to rulings or other determinations by Tax authorities. Each of Seller, Buyer and their Affiliates shall make its employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder. Each of Seller, Buyer and the Company shall retain all Tax Returns, schedules and work papers and all material records or other documents that are in its possession immediately following the Closing, or created by or on behalf of it thereafter, relating to Tax matters of the Company for the taxable period of each relevant jurisdiction first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods, or (ii) six years following the due date (without extension) for such returns. Any information obtained under this Article VI shall be confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

         6.6 MISCELLANEOUS.

                  (a) The parties agree that all payments made under this
         Article VI, under any other indemnity provision contained in this Agreement, and for any misrepresentations or breach of warranties or covenants shall constitute adjustments to the Purchase Price and that they shall report all such payments on that basis in all Tax Returns filed with any taxation authority for purposes hereof. If, contrary to the intent of the parties as expressed in the foregoing sentence, any indemnity payment made pursuant to this Agreement is treated as taxable income of the recipient, then the payor shall indemnify and hold harmless the recipient for any liability for Taxes attributable to the receipt of such payment.

                  (b) Except in the case of a breach of a representation in
         Section 3.11, this Article VI shall be the sole provisions governing indemnities and claims for Taxes under this Agreement.

                  (c) For purposes of this Article VI, all references to Buyer, Seller or the Company include successors in interest, whether by operation of law or otherwise.

                  (d) The covenants and agreements of the parties hereto contained in this Article VI shall survive the Closing and shall remain in full force and effect until the expiration of all statutes of limitations with respect to any Taxes that would be indemnifiable by Seller under Section 6.1(a) or Article VII, or by Buyer under Section 6.1(b).

                                  ARTICLE VII.

                  SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

         7.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Each representation, warranty and covenant of the parties contained in this Agreement shall survive the Closing until the expiration of the applicable statute of limitations. Seller shall be liable and shall indemnify and hold Buyer harmless from, any losses, damages (including incidental and consequential damages), liabilities, payments, obligations, penalties, costs, expenses (including reasonable fees and expenses of attorneys, accountants and other professional advisors and of expert witnesses and costs of investigation and preparation in connection with any Action or threatened Action) of any kind or nature whatsoever ("Damages") related to any breaches of representations, warranties and covenants of Seller contained in this Agreement; provided, however, that no indemnification shall be provided under this Article VII for any Damages for which Buyer is indemnified pursuant to Article VI. Buyer shall be liable and shall indemnify and hold Seller harmless from any Damages related to any breaches of representations, warranties and covenants of Buyer contained in this Agreement. Payments under this Article VII shall be made on an After-Tax Basis.

         7.2 INDEMNIFICATION OBLIGATION ABSOLUTE. The right to indemnification, payment of Damages or other remedy under this Agreement will not be affected by any investigation conducted with respect to, or any knowledge acquired or capable of being acquired, at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or the compliance with, any such representation, warranty, covenant or obligation; provided however, that any party claiming the right to indemnification, payment of Damages or other remedy hereunder shall provide notice to the indemnifying party of any Damage that becomes known to such indemnified party after the Closing, and the indemnifying party shall not be obligated to make any payments related to additional Damage incurred directly as a result of a failure by the indemnified party to deliver such a notice if such failure materially prejudices the indemnifying party's ability to mitigate the Damage. The negligence of the party demanding indemnification, regardless of whether such negligence is alleged or proven, will not serve as a bar to, or be a defense to, any claim arising from any breach of this Agreement. Unless expressly specified, the waiver of any condition based on the accuracy of any representation or warranty, or of the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants and obligations.

         7.3 LIMITATIONS ON SELLERS' INDEMNIFICATION LIABILITY. Seller will have no liability under this Article VII for Damages related to breaches of the representations, warranties and covenants contained in this Agreement unless and until the aggregate Damages claimed under this Article VII exceeds $50,000 (the "THRESHOLD AMOUNT"); provided, that once such amount exceeds the Threshold Amount, the Damages payable hereunder shall relate back to the first dollar and Buyer will be entitled to recover all amounts to which they are entitled as a result thereof; provided further that Seller's liability under this Article VII for Damages shall not exceed the Purchase Price (with the value of the Stock Consideration being valued immediately following the Closing).

         7.4 THIRD PARTY CLAIM PROCEDURES.

                  (a) If any third party shall notify any of the parties hereto with respect to the commencement of any Action (a "Third Party Claim") which may give rise to a claim for indemnification against any other party under Section 7.2, then the indemnified party shall promptly give notice to the indemnifying party. Failure to notify the indemnifying party will not relieve the indemnifying party of any liability or obligation that it may have to the indemnified party, except to the extent the defense of such Action is materially prejudiced by the indemnified party's failure to give such notice.

                  (b) An indemnifying party will have the right to defend against a Third Party Claim with counsel of its choice reasonably satisfactory to the indemnified party if (i) within 15 days following the receipt of notice of the Third Party Claim the indemnifying party notifies the indemnified party in writing that the indemnifying party will indemnify the indemnified party from and against the entirety of any Damages the indemnified party may suffer resulting from, relating to, arising out of, or attributable to the Third Party Claim, (ii) the Third Party Claim involves only money Damages and does not seek an injunction or other equitable relief, and (iii) the indemnifying party continuously conducts the defense of the Third Party Claim actively and diligently.

                  (c) So long as the indemnifying party is conducting the defense of the Third Party Claim in accordance with Section 7.4(b), (i) the indemnified party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim,
         (ii) the indemnified party will not consent to the entry of any order, decree or judgment with respect to the Third Party Claim without the prior written consent of the indemnifying party (not to be withheld unreasonably), and (iii) the indemnifying party will not consent to the entry of any order, decree or judgment with respect to the Third Party Claim without the prior written consent of the indemnified party (not to be withheld unreasonably, provided that it will not be deemed to be unreasonable for an indemnified party to withhold its consent (A) with respect to any finding of or admission of any violation of any law, order, decree, judgment or permit, or (B) if any portion of such order, decree or judgment would not remain sealed).

                  (d) If any condition in Section 7.4(b) is or becomes unsatisfied, (i) the indemnified party may defend with attorneys of its choice against, and consent (with the consent of the indemnifying party, such consent not to be unreasonably withheld or delayed) to the entry of any order, decree or judgment with respect to a Third Party Claim in any manner it may deem appropriate, (ii) the indemnifying party will be obligated to reimburse the indemnified party promptly and periodically for Damages related to defending against the Third Party Claim, and (iii) each indemnifying party will remain liable for any Damages the indemnified party may suffer relating to the Third Party Claim to the fullest extent provided in this Article VII.

         7.5 MISCELLANEOUS. Seller shall (and shall cause its affiliates to) hold the Company and Buyer harmless from any rights of contribution or indemnification it or its affiliates may have against the Company as a result of Damages Seller or its affiliates may incur under this Agreement or as a result of owning the Company or otherwise.

         7.6 ARBITRATION. Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach thereof, shall be finally settled under the Rules of Arbitration of the American Arbitration Association. The arbitration proceeding shall be held in Wilmington, Delaware. The arbitral award shall be in writing, shall be rendered within three months after submission of the matter, and shall be final and binding on the parties. The arbitration shall be before a single arbitrator with prior professional experience as a lawyer, accountant or investment banker with corporate acquisitions with values in excess of $500 million. Except to the extent determined by the arbitrator, his decision shall be based solely upon written submissions. In the absence of any award, each party shall bear its own costs and the parties shall share equally the fees and expenses of the arbitrator. In the event of an award, the arbitrator may elect to award a prevailing party its reasonable costs attendant to the arbitration if he determines that the losing party's position was unreasonable or without significant merit. Judgment upon the award (for purposes of enforcement) may be entered by any court having jurisdiction thereof or having jurisdiction over the parties or their assets.


                                  ARTICLE VIII.
                                  MISCELLANEOUS

         8.1 ADDITIONAL COVENANTS.

                  (a) Except as expressly permitted by this Agreement, from the date hereof to and including the Closing Date, Seller will not, and will cause the Company not to, take any action, or fail to take any reasonable action (in each case consistent with the terms of this Agreement), as a result of which Seller would not be reasonably likely to be able to deliver the certificate contemplated by Section 5.1(a). Prior to Closing, Seller will provide Buyer with such information as Buyer reasonably requests concerning the status of the business, operations and finances of the Company.

                  (b) Seller has provided Buyer with accurate and complete copies of Guarantor's most recently completed audited balance sheet prior to the date hereof, and prior to Closing will provide Buyer with accurate and complete copies of Guarantor's most recently completed balance sheet prior to the Closing Date, such balance sheets to be prepared consistent with Guarantor's past accounting practices. Guarantor has no plan or intent to, and after the date hereof Guarantor will not, take any action which could have a Material Adverse Effect on Guarantor. Guarantor has no plan or intent to, and after the date hereof Guarantor will not, materially alter its assets and/or liabilities so as to impair Guarantor's ability to satisfy its obligations under the Guaranty.

                  (c) From the day before the Closing Date until the Closing, Seller will not, and will cause the Company not to, take any affirmative action, or fail to take any reasonable action (in each case consistent with the terms of this Agreement), as a result of which a Material Adverse Effect could occur with respect to Taxes of any kind whatsoever that affect the Company or its assets.

         8.2 TERMINATION OF AGREEMENT. If the Merger Agreement (the "Merger Agreement") among Illinova Corporation, Buyer, Energy Convergence Acquisition Company, Dynegy Acquisition Company and Dynegy, dated the date hereof, is terminated, this Agreement shall terminate and all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party.

         8.3 AMENDMENT AND MODIFICATION. This Agreement may be amended, modified, or supplemented only by written agreement of Dynegy and the parties hereto.

         8.4 WAIVER OF COMPLIANCE; CONSENTS. Any failure of a party to comply with any obligation, covenant, agreement, or condition herein may be waived by the parties hereto; provided, however, that any such waiver may be made only by a written instrument signed by the parties hereto and Dynegy granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8.4, with appropriate notice in accordance with Section 8.8.

         8.5 ASSIGNMENT; THIRD PARTY BENEFICIARIES. This Agreement and all of the provisions hereof shall be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto, and their respective successors and assigns any right, remedy, or claim under or by reason of this Agreement or any provision herein contained, except that the parties hereto acknowledge that Dynegy is a third party beneficiary of this Agreement. No party may assign its rights or obligations under this Agreement to any Person without the written consent of the other parties hereto, such consent not to be unreasonably withheld.

         8.6 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of Delaware (without regard to its conflicts of law doctrines).

         8.7 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and shall become a binding agreement when one or more of the counterparts have been signed by each of the parties and delivered to the other party.

         8.8 NOTICES. All notices or communications hereunder shall be in writing (including facsimile or similar writing) addressed as follows:

         If to Buyer:

         Energy Convergence Holding Company
         1000 Louisiana
         Suite 6700
         Houston, TX 77002
         Attention: Kenneth Randolph
         Telecopy: (713) 507-6808


         with copies to (such copy not to constitute notice):

         Illinova Corporation
         500 South 27th Street,
         Decatur, Illinois  62521
         Attention:  President
         Telecopy: (217) 362-7458

         and:

         Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         1900 Pennzoil Place, South Tower
         711 Louisiana Street
         Houston, Texas 77002
         Attn:    Robert B. Allen
         Telecopy: (713) 236-0822

         If to Seller:

         British Gas Atlantic Holdings BV
         3032 AC Rotterdam
         Wilhelminaplein 14
         3072 DE Rotterdam
         The Netherlands
         Attn: Loek de Preter
         Telecopy: 3110 290 6581

         with a copy to (such copy not to constitute notice):

         Shearman & Sterling
         599 Lexington Avenue
         New York, New York 10022

         Attention:  Alfred J. Ross, Jr. and Douglas McFadyen

         Telecopy:  (212) 848-7179

Any such notice or communication shall be deemed given (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (ii) three business days after being deposited with a next-day courier, postage prepaid, or (iii) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time).

         8.9 SERVICE OF PROCESS. Seller hereby irrevocably appoints The Corporation Trust Company located at 1209 Orange Street in Wilmington, Delaware, as its lawful agent in Delaware to receive and forward on their behalf service of all necessary processes in any action, suit, or proceeding arising under this Agreement that may be brought against Seller in any court (including federal courts) in Delaware. Such service of process or notice received thereof by the agent will have the same force and effect as if served upon Seller. Seller will pay all costs and expense and circulate forms as may be required by The Corporation Trust Company in this capacity.

         8.10 HEADINGS The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         8.11 ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

         8.12 SEVERABILITY. If any one or more provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or, unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

         8.13 FURTHER ASSURANCES. Each party to this Agreement agrees to execute such documents or instruments, and to take such action, as the other party may reasonably request after the date hereof in order to effectuate and perfect the indemnification contemplated hereby.

                REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.

         IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement on the date first written above.

                                               ENERGY CONVERGENCE HOLDING
                                               COMPANY


                                               By:    /s/ Charles E. Bayless
                                                      --------------------------
                                               Name:  Charles E. Bayless
                                                      --------------------------
                                               Title: President
                                                      --------------------------

                                               BRITISH GAS ATLANTIC
                                               HOLDINGS BV


                                               By:    /s/ L.M.O.C. de Preter
                                                      --------------------------
                                               Name:  L.M.O.C. de Preter
                                                      --------------------------
                                               Title: Director
                                                      --------------------------

                                    GUARANTY

         WHEREAS, British Gas Atlantic Holdings BV, a Dutch corporation ("Seller"), is a wholly owned subsidiary of BG Overseas Holdings Limited, a company incorporated under the laws of England and Wales ("Parent"); and

         WHEREAS, Parent is directly and indirectly benefiting from the consummation of the transactions contemplated in the Stock Purchase Agreement, dated the date hereof, by and between Energy Convergence Holding Company and Seller, and any amendments or supplements thereto (the "Purchase Agreement").

         NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent hereby unconditionally, absolutely and continuously guarantees Seller's payment and performance of its liabilities and obligations under the Purchase Agreement. Parent hereby waives any right to require Buyer to
(a) proceed against Seller, (b) have Parent joined with Seller in any suit or proceeding arising out of this Guaranty, or (c) pursue any other remedy in Buyer's power whatsoever.

         Any dispute, controversy or claim arising out of or in connection with this Guaranty, or the breach thereof, shall be finally settled under the Rules of Arbitration of the American Arbitration Association. The arbitration proceeding shall be held in Wilmington, Delaware. The arbitral award shall be in writing, shall be rendered within three months after submission of the matter, and shall be final and binding on the parties. The arbitration shall be before a single arbitrator with prior professional experience as a lawyer, accountant or investment banker with corporate acquisitions with values in excess of $500 million. Except to the extent determined by the arbitrator, his decision shall be based solely upon written submissions. In the absence of any award, each party shall bear its own costs and the parties shall share equally the fees and expenses of the arbitrator. In the event of an award, the arbitrator may elect to award a prevailing party its reasonable costs attendant to the arbitration if he determines that the losing party's position was unreasonable or without significant merit. Judgment upon the award (for purposes of enforcement) may be entered by any court having jurisdiction thereof or having jurisdiction over the parties or their assets.

         Guarantor hereby irrevocably appoints CT Corporation System in Wilmington, Delaware, as its lawful agent in Delaware to receive and forward on their behalf service of all necessary processes in any action, suit, or proceeding arising under this Agreement that may be brought against Guarantor in any court (including federal courts) in Delaware. Such service of process or notice received thereof by the agent will have the same force and effect as if served upon Guarantor. Guarantor will pay all costs and expense and circulate forms as may be required by CT Corporation System in this capacity.

         This Guaranty shall be governed by and construed in accordance with the laws of Delaware (without regard to its conflicts of law doctrines).


         IN WITNESS WHEREOF, Parent has caused this Guaranty to be duly executed as of the 14th day of June, 1999.


                                 BG OVERSEAS HOLDINGS LIMITED


                                 By:    /s/ Tom Melvin
                                        ----------------------------------------
                                 Name:  Tom Melvin
                                        ----------------------------------------
                                 Title: Director
                                        ----------------------------------------

                                                                      EXHIBIT 17


                  STATEMENT OF RESOLUTION ESTABLISHING SERIES
                                      OF
                     SERIES A CONVERTIBLE PREFERRED STOCK
                                      OF
                      ENERGY CONVERGENCE HOLDING COMPANY


         Pursuant to and in accordance with Section 6.10 of the Illinois Business Corporation Act of 1983, as amended (the "IBCA"), the undersigned corporation hereby makes the following statement:

         The name of the corporation is Energy Convergence Holding Company (the "Corporation").

                                  ARTICLE I.

         The Board of Directors of the Corporation (the "Board") on ________, [_____] duly adopted the following resolution establishing and designating a series of preferred stock of the Corporation and fixing and determining the relative rights and preferences thereof:

         RESOLVED, that pursuant to the authority vested in the Board by
Article 4, Paragraph 2B. of the Corporation's Articles of Incorporation, a series of preferred stock of the Corporation be, and it hereby is, created out of the authorized but unissued shares of the capital stock of the Corporation, such series to be designated "Series A Convertible Preferred Stock" (the "Series A Preferred Stock"), to consist of [__________] shares, no par value per share, of which the preferences and relative and other rights, and the qualifications, limitations, and restrictions thereof will be, in addition to those set forth in the Corporation's Articles of Incorporation, as follows:

         1. CERTAIN DEFINITIONS. Unless otherwise stated herein or the context otherwise requires, the terms defined in this Section 1 have the following meanings:

         "Board" is defined in the preamble to this Article II.

         "Class A Common Stock" means all shares now or hereafter authorized of Class A Common Stock, no par value per share, of the Corporation.

         "Common Stock" means all shares now or hereafter authorized of any class of common stock of the Corporation and any other stock of the Corporation, howsoever designated, authorized after the Issue Date, which has the right (subject to prior rights of any class or series of preferred stock) to participate in the distribution of the assets and earnings of the Corporation without limit as to per share amount.

         "Conversion Date" is defined in Section 5(c).

         "Conversion Price" will mean the price per share of Class A Common Stock used to determine the number of shares of Class A Common Stock deliverable upon conversion of a share of the Series A Preferred Stock, subject to adjustment in accordance with the provisions of Section 5.

         "Corporation" is defined in Article I.

         "Dividend Payment Date" means March 31, June 30, September 30, and December 31 of each year.

         "Dividend Period" means the quarterly period between consecutive Dividend Payment Dates; provided, that the initial Dividend Period shall be from the Issue Date until the first Dividend Payment Date after the Issue Date.

         "Final Redemption Date" is defined in Section 4(e).

         "IBCA" is defined in the introductory paragraph of this resolution.

         ["ILLINOVA AVERAGE PRICE" MEANS THE MEAN AVERAGE OF THE CLOSING PRICES ON THE NEW YORK STOCK EXCHANGE, INC. OF THE COMMON STOCK, NO PAR VALUE, OF ILLINOVA CORPORATION OVER THE FIVE CONSECUTIVE TRADING DAYS ENDING ON THE ELECTION DATE PURSUANT TO THE MERGER AGREEMENT, BY AND AMONG ILLINOVA CORPORATION, THE CORPORATION, DYNEGY ACQUISITION COMPANY, ENERGY CONVERGENCE ACQUISITION COMPANY AND DYNEGY INC., DATED JUNE 14, 1999.]

         "Issue Date" means the date on which shares of Series A Preferred Stock are first issued by the Corporation.

         "Junior Stock" means, for purposes of Section 2, the Common Stock and any other class or series of capital stock of the Corporation issued after the Issue Date not entitled to receive any dividends in any Dividend Period, unless all dividends required to have been paid or declared and set apart for payment on the Series A Preferred Stock have been paid or declared and set apart for payment and, for purposes of Section 3, the Common Stock and any class or series of capital stock of the Corporation issued after the Issue Date not entitled to receive any assets upon the liquidation, dissolution, or winding up of the affairs of the Corporation until the Series A Preferred Stock have received the entire amount to which such stock is entitled upon such liquidation, dissolution, or winding up.

         "Liquidation Date" is defined in Section 3.

         "Liquidation Value" means $50.00 per share of Series A Preferred Stock, plus any accrued but unpaid dividends thereon through the Liquidation Date.

         "Parity Stock" means, for purposes of Section 2, any other class or series of capital stock of the Corporation issued after the Issue Date entitled to receive payment of dividends on a parity with the Series A Preferred Stock and, for purposes of Section 3, any other class or series of capital stock of the Corporation issued after the Issue Date entitled to receive assets upon the liquidation, dissolution, or winding up of the affairs of the Corporation on a parity with the Series A Preferred Stock.

         "Record Date" means March 15, June 15, September 15, and December 15 of each year, or such other date as may be designated by the Board.

         "Redemption Agent" is defined in Section 4(d).

         "Redemption Date" is defined in Section 4(c).

         "Redemption Price" means $50.00 per share of Series A Preferred Stock, plus any accrued but unpaid dividends thereon through the Redemption Date.

         "Senior Stock" means for purposes of Section 2, any class or series of capital stock of the Corporation issued after the Issue Date ranking senior to the Series A Preferred Stock in respect of the right to receive dividends, and, for purposes of Section 3, any class or series of capital stock of the Corporation issued after the Issue Date ranking senior to the Series A Preferred Stock in respect of the right to receive assets upon the liquidation, dissolution, or winding up of the affairs of the Corporation.

         "Series A Preferred Stock" is defined in the preamble to this
Article II.

         2.   DIVIDENDS.

                  (a) Subject to the prior preferences and other rights of any Senior Stock, the holders of Series A Preferred Stock are entitled to receive, out of funds legally available for such purpose, cash dividends at the rate of $3.00 per annum per share of Series A Preferred Stock, and no more. Such dividends are cumulative from the Issue Date and are payable quarterly, in arrears, when and as declared by the Board on each Dividend Payment Date commencing on the first Dividend Payment Date after the Issue Date. Each such dividend will be paid to the holders of record of the Series A Preferred Stock as their names appear on the share register of the Corporation on the Record Date immediately preceding each Dividend Payment Date. Dividends on account of arrears for any past Dividend Periods may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date as may be fixed by the Board.

                  (b) If full cash dividends are not paid or made available to the holders of all outstanding shares of Series A Preferred Stock and any Parity Stock, and funds available are insufficient to permit such payment to all such holders of the preferential amounts to which they are then entitled, the entire amount available for payment of cash dividends remaining after the distributions to holders of any Senior Stock of the full amounts to which they may be entitled will be distributed among the holders of the Series A Preferred Stock and any Parity Stock ratably in proportion to the full amount to which they would otherwise be respectively entitled, and any remainder not paid to the holders of the Series A Preferred Stock will cumulate as provided in Section 2(c).

                  (c) If, on any Dividend Payment Date, the holders of the Series A Preferred Stock do not receive the full dividends provided for in
Section 2(a), then such dividends will cumulate, whether or not the Corporation has earnings or profits, whether or not there are funds legally available for payment of such dividends, and whether or not such dividends are declared; provided, however, no additional dividends will be paid on or with respect to any dividends that cumulate pursuant to this Section 2(c).

                  (d) So long as any shares of Series A Preferred Stock are outstanding, the Corporation will not, unless all dividends to which the holders of Series A Preferred Stock are entitled for all previous Dividend Periods have been paid or declared and a sum of money sufficient for the payment thereof set apart, (i) declare or pay on any Junior Stock any dividend or distribution whatsoever, whether in cash, property, or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid, or payable in shares of Common Stock with respect to Junior Stock other than Common Stock, together with cash in lieu of fractional shares), (ii) purchase or redeem any Junior Stock, or (iii) pay or make available any monies for a sinking fund for the purchase or redemption of any Junior Stock.

                  (e) Whenever, at any time, accrued but unpaid dividends should exceed $2.25 per share of outstanding Series A Preferred Stock, the holders of the Series A Preferred Stock will have the option, voting separately as a class with holders of shares of any one or more other series of Parity Stock that would then be entitled to voting rights with the Series A Preferred Stock to elect directors as a separate class, to elect two directors to the Board at the Corporation's next annual meeting of its shareholders and at each subsequent annual meeting of shareholders. At elections for such directors, each holder of Series A Preferred Stock will be entitled to one vote for each share held (the holders of shares of Parity Stock will be entitled to such number of votes, if any, for each share held as may be granted to the holders of such Parity Stock by the Corporation). Upon vesting of such right of holders of Series A Preferred Stock, the authorized number of directors constituting the Board will be increased (even if such increase results in exceeding the maximum authorized number of directors), in accordance with the Corporation's Articles of Incorporation and Bylaws, by two, and the two vacancies so created will be filled by vote of the holders of Series A Preferred Stock together with holders of Parity Stock, voting together as a separate class. The right of holders of Series A Preferred Stock, voting separately as a class with holders of Parity Stock, if applicable, to elect two directors to the Board will continue until such time as there are no longer any accrued but unpaid dividends on outstanding Series A Preferred Stock, subject to revesting if accrued but unpaid dividends exceed, at any time or times, $2.25 per share of outstanding Series A Preferred Stock. Upon any termination of the right of the holders of Series A Preferred Stock, voting separately as a class with holders of Parity Stock, if applicable, to elect directors as provided herein, the term of office of the directors elected by the holders of the Series A Preferred Stock, voting separately as a class with holders of Parity Stock, if applicable, will automatically terminate. If the office of any director elected by the holders of Series A Preferred Stock, voting separately as a class with holders of Parity Stock, if applicable, becomes vacant because of death, resignation, retirement, disqualification, removal from office, or otherwise, the remaining director elected by the holders of Series A Preferred Stock, voting separately as a class with holders of Parity Stock, if applicable, will choose a successor to hold office for the unexpired term in respect of which such vacancy occurred. Whenever the term of office of the directors elected by the holders of Series A Preferred Stock, voting separately as a class with holders of Parity Stock, if applicable, ends and the special voting rights provided in this Section 2(e) terminate, the number of directors constituting the Board will be reduced by two.

         3. DISTRIBUTIONS UPON LIQUIDATION, DISSOLUTION, OR WINDING UP. In the event of any voluntary or involuntary liquidation, dissolution, or other winding up of the affairs of the Corporation, subject to the prior preferences and other rights of any Senior Stock, but before any distributions or payments are made to the holders of Junior Stock, the holders of the Series A Preferred Stock will be entitled to be paid the Liquidation Value of all outstanding shares of Series A Preferred Stock, as of the date of such liquidation or dissolution or such other winding up (the "Liquidation Date"), and no more, in cash or in property at its fair value as determined by the Board, or both, at the election of the Board. If such payment is made in full to the holders of the Series A Preferred Stock, and if payment is made in full to the holders of any Senior Stock and Parity Stock of all amounts to which such holders will be entitled, the remaining assets and funds of the Corporation will be distributed among the holders of Junior Stock, according to their respective shares and priorities. If, upon any such liquidation, dissolution, or other winding up of the affairs of the Corporation, the assets of the Corporation distributable among the holders of all outstanding shares of the Series A Preferred Stock and any Parity Stock are insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire assets of the Corporation remaining after the distributions to holders of any Senior Stock of the full amounts to which they may be entitled will be distributed among the holders of the Series A Preferred Stock and any Parity Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled. Neither the consolidation or merger of the Corporation into or with another entity or entities nor the sale of all or substantially all of the assets of the Corporation to any person or persons will be deemed a liquidation, dissolution, or winding up of the affairs of the Corporation within the meaning of this Section 3, unless such consolidation, merger, or sale of assets is in connection with the complete liquidation, dissolution, or winding up of the affairs of the Corporation.

         4.   REDEMPTION BY THE CORPORATION.

                  (a) The Series A Preferred Stock may not be redeemed, in whole or in part, prior to the third anniversary of the Issue Date. On and after the third anniversary of the Issue Date, the Series A Preferred Stock may be redeemed by the Corporation at any time and from time to time in, whole or in part, at the option of the Corporation, at the Redemption Price.

                  (b) If less than all of the outstanding shares of the Series A Preferred Stock are to be redeemed by the Corporation, such shares will be redeemed pro rata as determined by the Board in its sole discretion.

                  (c) Notice of each proposed redemption of the Series A Preferred Stock will be sent by or on behalf of the Corporation, by first class mail, postage prepaid, to holders of record of the shares of Series A Preferred Stock to be redeemed at such holders' addresses as they appear on the records of the Corporation, not less than 30 days or more than 60 days prior to the date fixed for redemption by the Corporation (the "Redemption Date") (i) notifying such holders of the election of the Corporation to redeem such shares of Series A Preferred Stock and the Redemption Date, (ii) stating the date on which such shares of Series A Preferred Stock cease to be convertible and the Conversion Price, (iii) stating the place or places at which such shares of Series A Preferred Stock called for redemption will, upon presentation and surrender of the certificate or certificates evidencing such shares, be redeemed and the Redemption Price, and

(iv) stating the name and address of the Redemption Agent selected in accordance with Section 4(d).

                  (d) The Corporation may (i) act as the redemption agent or
(ii) appoint as its agent, for the purpose of acting as the Corporation's redemption agent, a bank or trust company in good standing, organized under the laws of the United States of America or any jurisdiction thereof and any replacement thereof or successors thereto. The Corporation or such appointed bank or trust company is hereinafter referred to as the "Redemption Agent." Following such appointment, if any, and prior to any redemption, the Corporation will deliver to the Redemption Agent irrevocable written instructions authorizing the Redemption Agent, on behalf and at the expense of the Corporation, to cause a notice of redemption to be duly mailed in accordance with Section 4(c), as soon as practicable after receipt of such irrevocable instructions. All funds necessary for the redemption will be deposited with the Redemption Agent, in trust, at least two business days prior to the Redemption Date, for the pro rata benefit of the holders of the shares of Series A Preferred Stock called for redemption. Neither failure to mail any such notice to one or more holders of Series A Preferred Stock nor any defect in any notice will affect the sufficiency of the proceedings for redemption as to other holders of Series A Preferred Stock.

                  (e) If notice of redemption is given in accordance with
Section 4(e) and the Corporation is not in default in the payment of the Redemption Price, then each holder of shares of Series A Preferred Stock called for redemption is entitled to all preferences and relative and other rights accorded by this resolution until and including the date prior to the Redemption Date. If the Corporation defaults in making payment on the Redemption Date, then each holder of the shares of Series A Preferred Stock called for redemption is entitled to all preferences and relative and other rights accorded by this resolution until and including the date prior to the date when the Corporation makes payment to the holders of the Series A Preferred Stock (the "Final Redemption Date"). From and after the Redemption Date, the shares of Series A Preferred Stock called for redemption will no longer be deemed to be outstanding and all rights of the holders of such shares of Series A Preferred Stock will cease and terminate, except the right of the holders of such shares of Series A Preferred Stock, upon surrender of the certificate or certificates therefor, to receive the Redemption Price. The deposit of monies in trust with the Redemption Agent by the Corporation will be irrevocable, except that the Corporation will be entitled to receive from the Redemption Agent the interest or other earnings, if any, earned on any monies so deposited in trust, and the holders of any shares of Series A Preferred Stock redeemed will have no claim to such interest or other earnings. Any balance of monies so deposited by the Corporation and unclaimed by the holders of the Series A Preferred Stock entitled thereto at the expiration of one year from the Redemption Date (or the Final Redemption Date, as applicable) will be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares of Series A Preferred Stock entitled to the funds so repaid to the Corporation will look only to the Corporation for payment of the Redemption Price, without interest.

         5. CONVERSION RIGHTS. The Series A Preferred Stock will be convertible into Class A Common Stock as follows:

                  (a) Conversion. Subject to and upon compliance with the provisions of this Section 5, the holder of any shares of Series A Preferred Stock will have the right at such holder's option, at any time or from time to time, to convert any of such shares of Series A Preferred Stock into fully paid and nonassessable shares of Class A Common Stock at the Conversion Price in effect on the Conversion Date. With respect to any share of Series A Preferred Stock called for redemption, the right of conversion described in this Section 5 will terminate at the close of business on the day prior to the Redemption Date or, if the Corporation defaults in the payment of the Redemption Price, at the close of business on the day prior to the Final Redemption Date.

                  (b) Conversion Price. Each share of Series A Preferred Stock will be converted into a number of shares of Class A Common Stock determined by dividing (i) the Liquidation Value by (ii) the Conversion Price in effect on the Conversion Date. The Conversion Price at which shares of Class A Common Stock will initially be issuable upon conversion of the shares of Series A Preferred Stock will be [(I) THE ILLINOVA AVERAGE PRICE TIMES 1.22 IF THE CORPORATION'S UNSECURED SENIOR DEBT IS RATED INVESTMENT GRADE OR
(II) IF THE CORPORATION'S UNSECURED SENIOR DEBT IS RATED LESS THAN INVESTMENT GRADE THAT MULTIPLE (NOT TO EXCEED 1.18) RESULTING IN THE FAIR MARKET VALUE OF THE SERIES A PREFERRED STOCK BEING EQUAL TO THE LIQUIDATION VALUE UPON ISSUANCE, UPON WHICH LEHMAN BROTHERS, INC., CHASE SECURITIES, INC., MERRILL LYNCH & COMPANY, INC., MORGAN STANLEY & CO., INC., AND GOLDMAN SACHS INTERNATIONAL
AGREE BASED ON GOOD FAITH NEGOTIATIONS; PROVIDED THAT IF SUCH INVESTMENT BANKS CANNOT AGREE ON THE APPROPRIATE MULTIPLE, THEN THEY SHALL CHOOSE A SIXTH INVESTMENT BANK WHOSE DETERMINATION SHALL BE BINDING. THE DETERMINATION OF WHETHER THE CORPORATION'S UNSECURED SENIOR DEBT IS RATED INVESTMENT GRADE OR LOWER WILL BE BASED ON THE STATED INTENTION OF AT LEAST TWO OF THE FOLLOWING THREE RATING AGENCIES IN CONNECTION WITH THE CORPORATION'S PROPOSED CREDIT RATING AFTER THE CLOSING OF THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT AND PLAN OF MERGER, DATED JUNE 14, 1999, BY AND AMONG THE CORPORATION, DYNEGY INC., ILLINOVA CORPORATION, DYNEGY ACQUISITION CORPORATION AND ENERGY CONVERGENCE ACQUISITION CORPORATION: STANDARD & POORS, MOODY'S INVESTOR SERVICES AND DUFF
& PHELPS.]

The Conversion Price will be subject to adjustment as set forth in Section 5(e). No dividends will accrue or be paid on Series A Preferred Stock subsequent to conversion.

                  (c) Mechanics of Conversion. The holder of any shares of Series A Preferred Stock may exercise the conversion right specified in
Section 5(a) by surrendering to the Corporation or the transfer agent of the Corporation the certificate or certificates for the shares to be converted, accompanied by written notice specifying the number of shares to be converted; provided, however, that the Corporation will not be obligated to issue to any such holder the certificate or certificates evidencing the shares of Class A Common Stock issuable upon such conversion, unless the certificate or certificates evidencing the shares of Series A Preferred Stock are either delivered to the Corporation or the transfer agent of the Corporation. Conversion will be deemed to have been effected on the date when delivery is made of notice of an election to convert and the certificate or certificates evidencing the Series A Preferred Stock shares to be converted (the "Conversion Date"). Subject to the provisions of Section 5(e)(iv), as promptly as practicable thereafter, the Corporation will issue and deliver to or upon the written order of such holder a certificate or certificates for the number of full shares of Class A Common Stock to which such holder is entitled and a check or cash with respect to any fractional interest in a share of Class A Common Stock as provided in Section 5(d). Subject to the provisions of Section 5(e)(iv), the person in whose name the certificate or certificates for shares of Class A Common

Stock are to be issued will be deemed to have become a holder of record of such Class A Common Stock on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series A Preferred Stock surrendered for conversion, the Corporation will issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series A Preferred Stock representing the unconverted portion of the certificate so surrendered.

                  (d) Fractional Shares. No fractional shares of Class A Common Stock or scrip will be issued upon conversion of shares of Series A Preferred Stock. If more than one share of Series A Preferred Stock is surrendered for conversion at any one time by the same holder, the number of full shares of Class A Common Stock issuable upon conversion thereof will be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered. Instead of any fractional shares of Class A Common Stock which would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Corporation will pay a cash adjustment in respect of such fractional interest in an amount equal to that fractional interest based on the fair market value of the Class A Common Stock determined by the Corporation in its sole discretion.

                  (e) Conversion Price Adjustments. The Conversion Price will be subject to adjustment from time to time as follows:

                           (i)      Stock  Dividends,  Subdivisions,
Reclassifications, or Combinations. If the Corporation (i) declares a dividend or makes a distribution on its Class A Common Stock in shares of its Class A Common Stock, (ii) subdivides or reclassifies the outstanding shares of Class A Common Stock into a greater number of shares, or (iii) combines or reclassifies the outstanding Class A Common Stock into a smaller number of shares, the Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination, or reclassification will be proportionately adjusted so that the holder of any shares of Series A Preferred Stock surrendered for conversion after such date will be entitled to receive the number of shares of Class A Common Stock which such holder would have owned or been entitled to receive had such Series A Preferred Stock been converted immediately prior to such date. Successive adjustments in the Conversion Price will be made whenever any of the foregoing events occur.

                           (ii)     Consolidation,  Merger, Sale, Lease or
Conveyance. In case of any consolidation with or merger of the Corporation with or into another entity, or in case of any sale, lease, or conveyance to another person of the assets of the Corporation as an entirety or substantially as an entirety, each share of Series A Preferred Stock will be convertible, after the date of such consolidation, merger, sale, lease, or conveyance, into the number of shares of stock or other securities or property (including cash) to which the Class A Common Stock issuable (at the time of such consolidation, merger, sale, lease, or conveyance) upon conversion of a share of Series A Preferred Stock would have been entitled upon such consolidation, merger, sale, lease, or conveyance; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the holders of the shares of Series A Preferred Stock will be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Series A Preferred Stock.

                           (iii)    Rounding of Calculations;  Minimum
Adjustment. All calculations under this Section 5(e) will be made to the nearest cent or to the nearest one hundredth (1/100th) of a share, as the case may be. Any provision of this Section 5 to the contrary notwithstanding, no adjustment in the Conversion Price will be made if the amount of such adjustment would be less than $0.05, but any such amount will be carried forward and an adjustment with respect thereto will be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, will aggregate $0.05 or more.

                           (iv)     Timing of Issuance of Additional Class A
Common Stock Upon Certain Adjustments. In any case in which the provisions of this Section 5(e) requires that an adjustment be made, such adjustment will become effective immediately after a record date for an event. The Corporation may defer, until the occurrence of such event, (A) issuing to the holder of any share of Series A Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Class A Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of Class A Common Stock issuable upon such conversion before giving effect to such adjustment and (B) paying to such holder any amount of cash in lieu of a fractional share of Class A Common Stock pursuant to
Section 5(d); provided, however, that the Corporation upon request will deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares and such cash, upon the occurrence of the event requiring such adjustment.

                  (f) Statement Regarding Adjustments. Whenever the Conversion Price is adjusted as provided in Section 5(e), the Corporation will file, at the office of any transfer agent for the Series A Preferred Stock and at the principal office of the Corporation, a statement showing in detail the facts requiring such adjustment and the Conversion Price in effect after such adjustment, and the Corporation will also cause a copy of such statement to be sent by mail, first class postage prepaid, to each holder of shares of Series A Preferred Stock at such holders address appearing on the Corporation's records. Each such statement will be signed by the Corporation's independent public accountants, if applicable. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions of Section 5(g).

                  (g) Conditional Conversion. If it is proposed that a registration of Common Stock is intended to be filed, except on Form S-4 or S-8 (or any successor forms), which includes the secondary registration on behalf of holders of Common Stock, the Corporation will notify the holders of Series A Preferred Stock of such proposed registration and such holders may conditionally exercise their right to convert any or all of such shares of Series A Preferred Stock so held in accordance with this Section 5 and participate in such proposed registration in accordance with the registration rights granted to such holder by the Corporation, if any. If such registration is not declared effective or is withdrawn, any conditional exercise pursuant to this Section 5(g) will be null and void ab initio. Only the number of shares of Class A Common Stock conditionally converted pursuant to this
Section 5(g) that are actually sold under an effective registration statement will be deemed converted pursuant to Section 5(a) and the conditional conversion of such shares will be null and void ab initio upon the termination of the offering under such registration statement.

                  (h) Notice to Holders. If the Corporation proposes to take any action of the type described in Section 5(e)(i) or (ii), the Corporation will give notice to each holder of shares of Series A Preferred Stock, in the manner set forth in Section 5(f), which notice will specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice will also set forth such facts with respect thereto as will be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Price and the number, kind, or class of shares or other securities or property which will be deliverable upon conversion of shares of Series A Preferred Stock. In the case of any action which would require the fixing of a record date, such notice will be given at least ten days prior to the date so fixed, and in case of all other action, such notice will be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, will not affect the legality or validity of any such action.

                  (i) Costs. The Corporation will pay all documentary, stamp, transfer, or other transactional taxes attributable to the issuance or delivery of shares of Class A Common Stock upon conversion of any shares of Series A Preferred Stock; provided, however, that the Corporation will not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the shares of Series A Preferred Stock in respect of which such shares are being issued.

                  (j) Reservation of Shares. The Corporation will reserve at all times so long as any shares of Series A Preferred Stock remain outstanding, free from preemptive rights, out of its treasury stock (if applicable) or its authorized but unissued shares of Class A Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, sufficient shares of Class A Common Stock to provide for the conversion of all outstanding shares of Series A Preferred Stock.

                  (k) Valid Issuance. All shares of Class A Common Stock which may be issued upon conversion of the shares of Series A Preferred Stock will, upon issuance by the Corporation, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens, and charges with respect to the issuance thereof, and the Corporation will take no action which will cause a contrary result (including, without limitation, any action which would cause the Conversion Price to be less than the par value, if any, of the Class A Common Stock).

         6. VOTING RIGHTS. If the holders of shares of Series A Preferred Stock have the right to vote separately as a class pursuant to Section 2(e) or the IBCA, such holders will be entitled to one vote for each such share so held. In all other cases, the holders of shares of Series A Preferred Stock will be entitled to vote upon all matters upon which holders of the Class A Common Stock have the right to vote, and will be entitled to the number of votes equal to [1.22] [OR IF THE FACTOR DETERMINED IN ACCORDANCE WITH
SECTION
5(B) IS DIFFERENT, THEN SUCH FACTOR] times the number of whole shares of Class A Common Stock into which such shares of Series A

Preferred Stock could be converted pursuant to the provisions of Section 5 at the record date for the determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class.

         7. EXCLUSION OF OTHER RIGHTS. Except as may otherwise be required by law, the shares of Series A Preferred Stock will not have any preferences or relative, participating, optional, or other special rights, other than those specifically set forth in this Statement of Resolution. The shares of Series A Preferred Stock will have no preemptive or subscription rights.

         8. HEADINGS OF SUBDIVISIONS. The headings of the various subdivisions hereof are for convenience of reference only and will not affect the interpretation of any of the provisions hereof.

         9. SEVERABILITY OF PROVISIONS. If any right, preference, or limitation of the Series A Preferred Stock set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences, and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference, or limitation will, nevertheless, remain in full force and effect, and no right, preference, or limitation herein set forth will be deemed dependent upon any other such right, preference, or limitation unless so expressed herein.

         10. STATUS OF REACQUIRED SHARES. Shares of Series A Preferred Stock which have been issued and reacquired in any manner will (upon compliance with any applicable provisions of the laws of the State of Illinois) have the status of authorized and unissued shares of Series A Preferred Stock issuable in series undesignated as to series and may be redesignated and reissued.

         11. ISSUANCE OF ADDITIONAL SECURITIES. Nothing contained herein will be deemed to any way prohibit, restrict, or inhibit the ability of the Corporation to designate and/or issue additional securities of any kind, including, without limitation, shares of Parity Stock or Junior Stock; provided that, the Corporation may not designate and/or issue any shares of Senior Stock without the consent of a majority of the shares of Series A Preferred Stock.


                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

         The Corporation has caused this statement to be signed by its duly authorized officers, each of whom affirms, under penalties of perjury, that the facts stated herein are true.



Date:
     -----------------------                ENERGY CONVERGENCE HOLDING COMPANY


                                            By:
                                                -------------------------------
                                                ---------------------,President



                                            Attested By:
                                                         ----------------------
                                                         -----------, Secretary

                                                                      EXHIBIT 18

                                VOTING AGREEMENT

         VOTING AGREEMENT, dated as of June 14, 1999, by and between Illinova Corporation, an Illinois corporation ("Illinova"), and BG Holdings, Inc., a Delaware corporation ("Stockholder").

         WHEREAS, concurrently herewith, Illinova and Dynegy Inc., a Delaware corporation ("Dynegy"), are entering into an Agreement and Plan of Merger (as amended or supplemented from time to time, the "Merger Agreement;" capitalized terms used without definition herein having the meanings ascribed thereto in the Merger Agreement);

         WHEREAS, as of June 14, 1999, Stockholder owns and/or has the power to vote, as applicable, the number and type of Shares (as defined in Section 5 below) set forth in Schedule I hereto;

         WHEREAS, the Board of Directors of Dynegy has, prior to the execution of this Agreement, approved and adopted the Merger Agreement, and such approvals and adoption have not been withdrawn;

         WHEREAS, approval of the Merger Agreement by Dynegy's stockholders is a condition to the consummation of the Mergers; and

         WHEREAS, as a condition to its entering into the Merger Agreement, Illinova has required that Stockholder agree, and Stockholder has so agreed, to enter into this Agreement;

         NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

         Section 1. Agreement to Vote. (a) Unless the Dynegy Board of Directors shall have withdrawn its recommendation in favor of the Mergers, Stockholder hereby agrees to attend the Dynegy Special Meeting (or any other meeting of stockholders of Dynegy at which the matters contemplated by the Merger Agreement or this Agreement are to be presented to a vote of stockholders of Dynegy), in person or by proxy, and to vote (or cause to be voted) all Shares and any other voting securities of Dynegy that Stockholder directly or indirectly owns or has the right to vote or direct the voting of (including any such securities acquired hereafter but excluding any Shares or other securities Stockholder has the right to acquire but has not acquired) (collectively, the "Covered Shares") for approval and adoption of: (i) the Merger Agreement, (ii) the DAC Merger,
(iii) any related action reasonably required in furtherance thereof. Unless the Dynegy Board of Directors shall have withdrawn its recommendation in favor of the Mergers, Stockholder hereby further agrees that until the Termination Date (as defined below), it shall, from time to time, in connection with any consent solicitation relating to the Merger Agreement, timely execute and deliver (or cause to be timely executed and delivered) a written consent with respect to any Covered Shares in favor of the approval and adoption of the Merger Agreement, the DAC Merger and any action required in furtherance thereof.

         (b) Stockholder hereby agrees to make or cause to be made a timely Election to receive Cash Consideration with respect to all Covered Shares under the Merger Agreement.

         (c) From and after the date hereof until the Termination Date, unless the Dynegy Board of Directors shall have withdrawn its recommendation of the Mergers, Stockholder hereby agrees to vote (or cause to be voted) any Covered Shares against any Dynegy Acquisition Proposal and any related action reasonably required in furtherance thereof, at any meeting of stockholders of Dynegy (including any adjournments or postponements thereof) called to consider and vote on any Dynegy Acquisition Proposal. Stockholder further agrees that, until the Termination Date, in connection with any consent solicitation relating to a Dynegy Acquisition Proposal, Stockholder will timely execute and deliver (or cause to be timely executed and delivered) a written consent with respect to any Covered Shares against any Dynegy Acquisition Proposal as contemplated by the immediately preceding sentence. For purposes hereof, the term "Termination Date" shall mean the first to occur of (a) the termination of the Merger Agreement and
(b) the date of consummation of the Mergers.

         (d) To the extent inconsistent with the foregoing provisions of this
Section 1 or the other provisions of this Agreement, Stockholder hereby (i) revokes any and all previous proxies with respect to Stockholder's Covered Shares, (ii) waives any provisions of the Stockholders Agreement dated May 22, 1996 among BG Holdings, Inc., NOVA Gas Services (U.S.) Inc., and Chevron U.S.A., Inc. (the "Stockholders Agreement") with respect to actions contemplated by the Merger Agreement, (iii) agrees that the Stockholders Agreement shall terminate as of the Effective Time of the Mergers, and (iv) agrees that it will not convert any Dynegy preferred shares into common stock before the Termination Date.

         (e) In furtherance of the purposes, and subject to the terms, of this Agreement, Stockholder hereby appoints Illinova its proxy to vote all of Stockholder's Covered Shares at any meeting of stockholders of Dynegy (including any adjournments and postponements thereof) and to execute and deliver any written consents in order to fulfill the obligations of Stockholder under this Agreement. This proxy is coupled with an interest and is irrevocable until the Termination Date.

         (f) Nothing herein contained shall (i) restrict, limit or prohibit any individuals who may represent a Stockholder on Dynegy's Board of Directors from exercising (in his or her capacity as a director or officer) his or her fiduciary duties to the stockholders of Dynegy under applicable law, or (ii) require any individual, in his or her capacity as an officer of Dynegy, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Board of Directors of Dynegy undertaken in the exercise of its fiduciary duties, provided that nothing in this Section 1(f) shall relieve or be deemed to relieve Stockholder from its obligations under Sections 1 or 2 of this Agreement.

         Section 2. Disposition of Shares. From and after the date hereof until the Termination Date, and except as provided for in the Stock Purchase Agreement by and among Newco, British Gas Atlantic Holdings BV and Stockholder, dated June 14, 1999 (the "BG Stock Purchase Agreement"), Stockholder hereby agrees that it will not directly or indirectly sell, pledge, encumber, grant any proxy or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of (collectively, "Transfer"), or agree or contract to Transfer, any Covered Shares (or any interest therein) with respect to which Stockholder directly or indirectly controls the right to Transfer; provided, however, that Stockholder may Transfer its respective Covered Shares to an Affiliate of Stockholder provided that such Affiliate agrees to be subject to the terms and conditions set forth in this Agreement.

         Section 3.  Other Covenants and Agreements.

         Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be reasonably necessary or appropriate to effectuate, carry out and comply with all of their obligations under this Agreement. Without limiting the generality of the foregoing, neither party shall enter into any agreement or arrangement (or alter, amend or terminate any existing agreement or arrangement) or take any other action (or fail to take any other action) if such action (or failure) would materially impair the ability of any party to effectuate, carry out or comply with all the terms of this Agreement. Illinova hereby agrees to (a) cooperate with Stockholder in connection with any filings required to be made by Stockholder in connection with the Mergers and the transactions contemplated thereby, and (b) cause Newco to file with the SEC a Proxy Statement/Prospectus registering shares of Newco Common Stock, Class B Common Stock and Series A Convertible Preferred Stock in accordance with Section 8.13 of the Merger Agreement.

         Section 4. Representations and Warranties of Illinova. Illinova represents and warrants to Stockholder as follows: (a) each of this Agreement and the Merger Agreement has been approved by the Board of Directors of Illinova, representing all necessary corporate action on the part of Illinova, except for the approval of Illinova's stockholders contemplated by the Merger Agreement, (b) each of this Agreement and the Merger Agreement has been duly executed and delivered by a duly authorized officer of Illinova, and (c) each of this Agreement and the Merger Agreement constitutes a valid and binding agreement of Illinova, enforceable against Illinova.

         Section 5. Representations and Warranties of Stockholder. Stockholder represents and warrants to Illinova as follows: (a) Stockholder has the corporate power and authority to execute and deliver this Agreement, (b) this Agreement has been duly executed and delivered by Stockholder, (c) this Agreement constitutes the valid and binding agreement of such Stockholder, (d) except as provided in the Stockholders Agreement, Stockholder has the full power and authority to vote, or execute a consent, with respect to, all Covered Shares as contemplated hereby, (e) the securities of Dynegy listed next to the name of Stockholder on Schedule I hereto are the only securities of Dynegy owned by Stockholder and over which Stockholder has the power to vote (or direct the voting) (collectively, the "Shares"), (f) except as provided in the Stockholders Agreement, Stockholder is the lawful owner of the Shares listed on Schedule I as owned by it, free and clear of all liens, charges, encumbrances and commitments of every kind, other than this Agreement, and has the power to vote (including by an irrevocable power to vote or execution of a consent) such Shares without any actions on the part of any other party, and (g) except as provided in the Stockholders Agreement, the execution and delivery by Stockholder of this Agreement does not violate or breach any law, contract, instrument, agreement or arrangement to which Stockholder is a party or by which Stockholder is bound, except to the extent such violation or breach does not prevent or delay performance of such Stockholder's obligations hereunder.

         Section 6. Effectiveness. It is a condition precedent to the effectiveness of this Agreement that the Merger Agreement shall have been duly executed and delivered by the parties thereto. Any amendment or change to the Merger Agreement that (i) changes the Exchange Ratio, (ii) changes the amount and nature of the Aggregate Merger Consideration payable per share of Dynegy Stock, (iii) changes the termination date of the Merger Agreement, or (iv) materially adversely affects the Stockholder, will nullify the effectiveness of this Agreement and this Agreement shall terminate immediately.

         Section 7.  Miscellaneous.

         (a) Notices, Etc. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to any party when delivered personally (by courier service or otherwise), when delivered by telecopy and confirmed by return telecopy, or three days after being mailed by courier service that guarantees overnight delivery, in each case to the applicable addresses set forth below:

         If to Illinova:

                  Illinova Corporation
                  500 South 27th Street,
                  Decatur, IL  62521
                  Attention:  President
                  Telecopy: (217) 362-7458

         with copies to:

                  Illinova Corporation
                  500 South 27th Street
                  Decatur, IL  62521
                  Attention:  Chief Legal Officer
                  Telecopy:  (217) 424-6978

         and:

                  Troutman Sanders LLP
                  600 Peachtree Street, N.E., Suite 5200
                  Atlanta, GA  30308
                  Attention:  W. Brinkley Dickerson, Jr.
                  Telecopy: (404) 962-6743

         If to the Stockholder:

                  BG Holdings, Inc.

                  -------------------------------


                  -------------------------------

                  Attention:
                             -------------------------------

                  Telecopy:
                             -------------------------------

         with copies to:

                  Shearman & Sterling
                  599 Lexington Avenue
                  New York, NY  10022
                  Attention:  Alfred J. Ross, Jr.
                  Telecopy:  (212) 848-7179

         and:

                  Dynegy Inc.
                  1000 Louisiana, Ste. 5800
                  Houston, TX  77002
                  Attention: Senior Vice President and General Counsel
                  Telecopy:  (713) 507-6808

         and:

                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  711 Louisiana Street, 19th Floor
                  Houston, TX  77002
                  Attention:  Robert Allen
                  Telecopy:  (713) 236-0822

or to such other address as such party shall have designated by notice so given to each other party.

         (b) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by Illinova and Stockholder. In addition, Illinova agrees not to waive or modify Section 9.1(h) of the Merger Agreement without the prior consent of Stockholder.

         (c) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation any corporate successor by merger or otherwise, or any party succeeding to the ownership of (or power to vote) Stockholder's Covered Shares.

         (d) Entire Agreement. This Agreement, the BG Stock Purchase Agreement and the Ancillary Agreements (together with the Merger Agreement) embodies the entire agreement and understanding between the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. There are no representations, warranties or covenants by the parties hereto relating to such subject matter other than those expressly set forth in this Agreement, the Ancillary Agreements and the Merger Agreement.

         (e) Severability. If any term of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such term to the other party or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable law, provided that in such event the parties shall negotiate in good faith in an attempt to agree to another provision (in lieu of the term or application held to be invalid or unenforceable) that will be valid and enforceable and will carry out the parties' intentions hereunder.

         (f) Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

         (g) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         (h) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

         (i) Third Party Beneficiaries. This Agreement is not intended to be for the benefit of and shall not be enforceable by any person or entity who or which is not a party hereto, except the parties hereto acknowledge that Dynegy is a third party beneficiary with respect to Section 1(b) of this Agreement.

         (j) Jurisdiction. Each party (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court if any action, suit or proceeding arises in connection with this Agreement and (b) agrees that it will not attempt to defeat or deny such personal jurisdiction by motion or other request for leave from any such court. Each party hereto hereby waives any right to a trial by jury in connection with any such action.

         (k) Governing Law. This Agreement and all disputes hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Delaware to the fullest extent possible.

         (l) Name, Captions, Gender. The name assigned this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

         (m) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

         (n) Expenses. Illinova and Stockholder shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

                REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.

         IN WITNESS WHEREOF, the parties have duly executed this Voting Agreement as of the date first above written.


                                            ILLINOVA CORPORATION


                                            By:    /s/ Charles E. Bayless
                                                   -----------------------------
                                            Name:  Charles E. Bayless
                                                   -----------------------------
                                            Title: Chairman, President and CEO
                                                   -----------------------------


                                            BG HOLDINGS, INC.


                                            By:    /s/ Cynthia Masters
                                                   -----------------------------
                                            Name:  Cynthia Masters
                                                   -----------------------------
                                            Title: Vice President
                                                   -----------------------------

                                   SCHEDULE I

                                     SHARES

Dynegy Common Stock        38,789,876

                                                                      EXHIBIT 19

                         REGISTRATION RIGHTS AGREEMENT

         This REGISTRATION RIGHTS AGREEMENT (this "Agreement") dated as of June 14, 1999, is by and among Energy Convergence Holding Company, an Illinois corporation (the "Company"), British Gas Atlantic Holdings BV, a Netherlands corporation ("BG"), and NOVA Gas Services (U.S.) Inc., a Delaware corporation ("NOVA"). BG and NOVA may hereinafter be referred to collectively as "Stockholders."

         WHEREAS, pursuant to the Merger Agreement (the "Merger Agreement") dated as of the date hereof among Illinova Corporation, an Illinois corporation, the Company, Dynegy Acquisition Company, a Delaware corporation, Energy Convergence Acquisition Company, an Illinois corporation, and Dynegy Inc., a Delaware corporation ("Dynegy"), NOVA will receive, at the Effective Time (as such term is defined in the Merger Agreement), shares of Series A Convertible Preferred Stock, no par value per share, of the Company (the "Preferred Stock");

         WHEREAS, pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement") as of the date hereof, between the Company and BG, BG will receive shares of Preferred Stock; and

         WHEREAS, in connection with the Merger Agreement and the Stock Purchase Agreement, the Company has agreed to grant to each Stockholder certain registration rights set forth below.

         NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Stockholder and the Company, the parties hereto agree as follows:

                                   SECTION 1.
                                   DEFINITIONS

         1.1 SPECIFIC DEFINITIONS.

         The following capitalized terms shall have the meanings ascribed to them in this Section 1.1:

         "Affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act.

         "Agreement" shall have the meaning set forth in the preamble hereto.

         "BG" shall have the meaning set forth in the preamble hereto.

         "Chevron Agreement" is defined in Section 11.2.

         "BG Holder" means BG and each transferee of Registrable Stock directly or indirectly (in a chain of title) from BG to whom the right to cause one or more demand registrations under Section 2.1 has been expressly assigned in writing directly or indirectly (in a chain of title) from BG.

         "Class B Common Stock" shall mean the Class B common stock of the Company, no par value per share.

         "Common Stock" shall mean the Class A common stock of the Company, no par value per share.

         "Company" shall have the meaning set forth in the preamble hereto.

         "Company Registration" is defined in Section 3.1.

         "Dynegy" shall have the meaning set forth in the recitals hereto.

         "Effective Time" shall have the meaning set forth in the Merger Agreement.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         "Holders" shall mean the BG Holders and the NOVA Holders.

         "Indemnified Party" shall have the meaning set forth in Section 7.3.

         "Indemnifying Party" shall have the meaning set forth in Section 7.3.

         "Initial Date" shall mean the date which is 270 days after the Effective Time.

         "Inspectors" shall have the meaning set forth in Section 4.1(l).

         "Loss" or "Losses" shall have the meaning set forth in Section 7.1.

         "Merger Agreement" shall have the meaning set forth in the recitals hereto.

         "NOVA" shall have the meaning set forth in the preamble hereto.

         "NOVA Holder" means NOVA and each transferee of Registrable Stock directly or indirectly (in a chain of title) from NOVA to whom the right to cause one or more demand registrations under Section 2.1 has been expressly assigned in writing directly or indirectly (in a chain of title) from NOVA.

         "person" shall mean any business entity (including, without limitation, a corporation, partnership (limited or general), limited liability company or business trust) or a natural person.

         "Preferred Stock" shall have the meaning set forth in the recitals hereto.

         "Prospectus" shall have the meaning set forth in Section 7.1.

         "register" "registered" and "registration" and words of similar import refer to a registration effected by preparing and filing with the SEC a registration statement in compliance with the Securities Act, and the declaration and ordering by the SEC of effectiveness of such registration statement or document.

         "Registrable Common Stock" shall mean any Common Stock held by any Stockholder or its permitted assigns as of the Effective Time, and any securities issued or issuable in respect of any Registrable Common Stock by way of any stock split or stock dividend or in connection with any combination of shares, recapitalization, merger, consolidation, reorganization or otherwise.

         "Registrable Preferred Stock" shall mean any Preferred Stock held by any Stockholder or its permitted assigns as of the Effective Time, and any securities issued or issuable in respect of any Registrable Preferred Stock by way of any stock split or stock dividend or in connection with any combination of shares, recapitalization, merger, consolidation, reorganization or otherwise.

         "Registrable Stock" shall mean, collectively, the Registrable Common Stock and the Registrable Preferred Stock.

         "SEC" shall mean the United States Securities and Exchange Commission.

         "Securities Act" shall mean the Securities Act of 1933, as amended.

         "Stockholders" shall have the meaning set forth in the preamble hereto.

         1.2 OTHER DEFINITIONS.

         Other capitalized terms used herein but not defined in Section 1.1 shall have the respective meanings ascribed to them throughout this Agreement.

                                   SECTION 2.
                               REGISTRATION RIGHTS

         2.1 DEMAND REGISTRATION RIGHTS.

                  (a) After the Initial Date, upon receipt of a written request from a BG Holder or a NOVA Holder to register under the Securities Act (whether for purposes of a public offering, an exchange offer or otherwise) all or part of the Registrable Stock held by such BG Holder or NOVA Holder, as the case may be, the Company shall as expeditiously as reasonably possible (but in any event not later than forty-five (45) days after receipt of such request) prepare and file, and use its best efforts to cause to become effective as soon thereafter as practicable, a registration statement under the Securities Act to effect the offering of such Registrable Stock in the manner specified in such request.

                  (b) The BG Holder or the NOVA Holder, as the case may be, shall be entitled to select and retain one or more investment bankers or managers reasonably acceptable to the Company in connection with any underwritten offerings made pursuant to this Section 2.1.

                  (c) Subject to the terms and conditions set forth in Section 2.2, any BG Holder or NOVA Holder may request the Company to register Registrable Stock under the Securities Act pursuant to this Section 2.1 at any time and from time to time; provided, however, that the Holders may not request the Company to register Registrable Stock pursuant to this Section 2.1 more than once in any 180-day period.

         2.2 TERMS AND CONDITIONS OF DEMAND REGISTRATION RIGHTS.

         Notwithstanding anything to the contrary contained elsewhere herein, the registration rights granted to the BG Holders and the NOVA Holders in
Section 2.1 are expressly subject to the following terms and conditions:

                  (a) The BG Holders and the NOVA Holders, collectively, shall only be entitled (i) to four requests to register Registrable Stock under the terms of Section 2.1, and (ii) to commence requests after the Initial Date. A "request" as it is used in this Section 2.2(a) shall be deemed to have occurred only upon completion of a requested registration and the subsequent sale of Registrable Stock.

                  (b) In no event shall the Registrable Stock to be offered under a registration statement prepared and filed pursuant to Section 2.1 constitute less than (i) two percent (2%) of the then outstanding shares of Common Stock (treating the Class B Common Stock and the Registrable Preferred Stock as if they had been converted for purposes of this calculation), or (ii) if the number of shares of Registrable Stock constitutes less than two percent (2%) of the then outstanding shares of Common Stock (treating the Class B Common Stock and the Registrable Preferred Stock as if they had been converted for purposes of this calculation), then all of such Stockholder's remaining shares of Registrable Stock. For purposes of meeting the two percent (2%) threshold in
(i) above, the BG Holders and the NOVA Holders may aggregate their shares of Registrable Stock to be included therein.

                  (c) If at any time or from time to time a Holder shall request registration of any of its Registrable Stock in accordance with Section 2.1, the Company shall give the other Holders prompt written notice of the proposed registration and shall include in such registration on the same terms and conditions as the other Registrable Stock included in such registration such number of shares of Registrable Stock as the other Holders shall request within five (5) business days after the giving of such notice. If the managing underwriter or underwriters of a proposed offering for which securities of more than one Holder are included pursuant to this Section 2.2(c) advise the Company in writing that in its or their good faith judgment the total amount of securities to be included in such offering is sufficiently large to jeopardize the success of such offering, then in such event the securities to be included in such offering shall be allocated pro rata among each Holder participating in the offering based upon the number of shares of Registrable Common Stock requested to be included in such registration by each such Holder.

                  (d) The Company shall be entitled to defer for a reasonable period of time, but not in excess of ninety (90) days, the filing of any registration statement otherwise required to be prepared and filed by it under
Section 2.1 if the Company notifies the BG Holder or the NOVA Holder, as the case may be, within five (5) business days after such BG Holder or NOVA Holder requested the registration under Section 2.1, that the Company (i) is at such time conducting or about to conduct an underwritten public offering of its securities for its own account and the Board of Directors of the Company determines in good faith that such offering would be materially adversely affected by such registration requested by the BG Holders or the NOVA Holders or (ii) would, in the opinion of its counsel, be required to disclose in such registration statement information not otherwise then required by law to be publicly disclosed and, in the good faith judgment of the Board of Directors of the Company, such disclosure might adversely affect any material business transaction or negotiation in which the Company is then engaged. If the Company elects to defer the filing of a registration statement pursuant to this
Section 2.2(c), the BG Holder or the NOVA Holder, as the case may be, may withdraw its request, in writing, during the time of such deferral and such request shall not be counted toward the limit set forth in Section 2.2(a).

                  (e) Neither the BG Holders nor the NOVA Holders shall exercise their rights pursuant to Section 2.1 during the 60-day period immediately following the effective date of any registration statement filed by the Company under the Securities Act (other than on Form S-8 or another similar form) in respect of an offering or sale of Common Stock by or on behalf of the Company or any other stockholder of the Company.

                                   SECTION 3.
                          PIGGYBACK REGISTRATION RIGHTS

         3.1 PIGGYBACK REGISTRATION RIGHTS. If at any time or from time to time the Company shall propose to register any Common Stock for public sale under the Securities Act (for its own account or for the account of any stockholder) (a "Company Registration"), the Company shall give each Stockholder prompt written notice of the proposed registration and shall include in such registration on the same terms and conditions as the other securities included in such registration such number of shares of Registrable Common Stock as any Stockholder shall request within five (5) business days after the giving of such notice; provided, however, that the Company may at any time prior to the effectiveness of any such registration statement, in its sole discretion and without the consent of Stockholders, abandon the proposed offering in which a Stockholder had requested to participate (provided that the Company gives each Stockholder prompt notice of such decision); and provided further that any Stockholder shall be entitled to withdraw any or all of its shares of Registrable Common Stock to be included in a registration statement under this
Section 3.1 at any time prior to the date on which the registration statement with respect to such shares of Registrable Common Stock is declared effective by the SEC. The Company shall be entitled to select the investment bankers and/or managers, if any, to be retained in connection with any registration referred to in this Section 3.1, provided such investment bankers and/or managers are reasonably acceptable to the Stockholder who holds a majority of the stock to be included in the registration.

         3.2 RESTRICTIONS ON PIGGYBACK REGISTRATION RIGHTS.

         Notwithstanding anything to the contrary contained elsewhere herein, the registration rights granted to Stockholders in Section 3.1 are expressly subject to the following terms and conditions:

                  (a) The Company shall not be obligated to include shares of Registrable Common Stock in an offering as contemplated by Section 3.1 if the Company is advised in writing by the managing underwriter or underwriters of such offering (with a copy to each

Stockholder), that the success of such offering would in its or their good faith judgment be jeopardized by such inclusion (after consideration of all relevant factors, including without limitation, the impact of any delay caused by including such shares); provided, however, that the Company shall in any case be obligated to include such number of shares of Registrable Common Stock in such offering, if any, as such underwriter or underwriters shall determine will not jeopardize the success of such offering.

                  (b) The Company shall not be obligated to include any shares of Registrable Common Stock in any registration by the Company of any Common Stock in connection with any merger, acquisition, exchange offer, or any other business combination, including any transaction within the scope of Rule 145 promulgated pursuant to the Securities Act, subscription offer, dividend reinvestment plan or stock option or other director or employee incentive or benefit plan.

                  (c) The Company shall use all commercially reasonable efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit the Registrable Common Stock requested to be included in a registration of Common Stock, pursuant to this Section 3 to be included on the same terms and conditions as any similar securities included therein. Notwithstanding the foregoing, the Company shall not be required to include any Stockholder's Registrable Common Stock in such offering unless such Stockholder accepts the terms of the underwriting agreement between the Company and the managing underwriter or underwriters and otherwise complies with the provisions of Section 7 below. If the managing underwriter or underwriters of a proposed underwritten offering advise the Company in writing that in its or their good faith judgment the total amount of securities, including securities requested to be included in a registration of Common Stock, pursuant to this Section 3 and other similar securities, to be included in such offering is sufficiently large to jeopardize the success of such offering, then in such event the securities to be included in such offering shall be allocated first to the Company and then, to the extent that any additional securities can, in the good faith judgment of such managing underwriter or underwriters, be sold without creating any such jeopardy to the success of such offering, pro rata among each Stockholder participating in the offering based upon the number of shares of Registrable Common Stock requested to be included in such registration by each such holder.

                  (d) In the event that some but less than all of a Stockholder's shares of Registrable Common Stock are included in an offering contemplated by a registration statement pursuant to this Section 3, such Stockholder shall execute one or more "lockup" letters, in customary form, setting forth an agreement by such Stockholder not to offer for sale, sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exchangeable into or exercisable for any shares of Common Stock, for a period of 90 days from the date such offering commences; provided, however, that if the period of any such "lockup" applicable to the Company with respect to any such registration statement shall be less than ninety (90) days, then the period of time applicable to each Stockholder shall be such lesser period of time.

                                   SECTION 4.
                                   COVENANTS

         4.1 COVENANTS OF THE COMPANY.

         In connection with any offering of shares of Registrable Stock pursuant to this Agreement, the Company shall:

                  (a) Prepare and file with the Commission such amendments and post-effective amendments to the registration statement as may be necessary to keep the registration statement effective for a period of not less than 120 days, or such shorter period which will terminate when all Registrable Stock covered by such registration statement has been sold or withdrawn at the request of participating holders of Common Stock or Preferred Stock, as the case may be; and cause the prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act;

                  (b) Furnish to each Stockholder and to each managing underwriter, if any, (i) at least two (2) business days prior to filing with the SEC, any registration statement covering shares of Registrable Stock, any amendment or supplement thereto, and any prospectus used in connection therewith, which documents will be subject to the reasonable review of such Stockholders and such underwriter, and, with respect to a registration statement prepared pursuant to Section 2.1, the Company shall not file any such documents with the SEC to which any such Stockholder shall reasonably object; and (ii) a copy of any and all transmittal letters or other correspondence with the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of shares of Registrable Stock;

                  (c) Furnish to each Stockholder and each managing underwriter, if any, such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein) and the prospectus included in such registration statement (including each preliminary prospectus and prospectus supplement) as such Stockholder or such underwriter may reasonably request in order to facilitate the sale of the shares of Registrable Stock;

                  (d) After the filing of such registration statement, promptly notify each Stockholder of any stop order issued or enforcement action initiated or, to the knowledge of the Company, threatened to be issued by the SEC and promptly take all reasonable actions to prevent the entry of such stop order or to obtain its withdrawal if entered;

                  (e) Use its commercially reasonable efforts to qualify such shares of Registrable Stock for offer and sale under the securities, "blue sky" or similar laws of such jurisdictions (including any foreign country or any political subdivision thereof in which shares of Common Stock are then listed) as any Stockholder or any underwriter shall reasonably request and use its commercially reasonable efforts to obtain all appropriate registrations, permits and consents required in connection therewith, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or to subject itself to taxation or to file a general consent to service of process in any such jurisdiction;

                  (f) Furnish to each managing underwriter, if any, an opinion of counsel for the Company addressed to each of them, dated as of the date of the closing of the offering of shares of Registrable Stock, and a "comfort" letter or letters signed by the Company's independent public accountants, each in reasonable and customary form and covering such matters of the type customarily covered by opinions or comfort letters delivered by such parties in underwritten public offerings, and use its commercially reasonable efforts to have such opinions and comfort letters addressed to and delivered to each Stockholder;

                  (g) Furnish certificates (unlegended in the case of Registrable Common Stock) representing ownership of the shares of the Registrable Stock being sold in such denominations as shall be requested by a Stockholder or the managing underwriter, if any, provided such request is made at least two (2) business days prior to the closing of the sale of such shares;

                  (h) Promptly inform each Stockholder (i) in the case of any offering of shares of Registrable Stock in respect of which a registration statement is filed under the Securities Act, of the date on which such registration statement or any post-effective amendment thereto becomes effective and, if applicable, of the date of filing a Rule 430A prospectus (and, in the case of an offering abroad of shares of Registrable Stock, of the date when any required filing under the securities and other laws of such foreign jurisdictions shall have been made and when the offering may be commenced in accordance with such laws) and (ii) of any request by the SEC, any securities exchange, government agency, self-regulatory body or other body having jurisdiction for any amendment of or supplement to any registration statement or preliminary prospectus or prospectus included therein or any offering memorandum or other offering document relating to such offering;

                  (i) Subject to subparagraph (k) below, until the earlier of
(i) such time as all of the shares of Registrable Stock being offered have been disposed of in accordance with the intended method of disposition by such Stockholder set forth in the registration statement or other offering document (and the expiration of any prospectus delivery requirements in connection therewith) or (ii) the expiration of nine (9) months after such registration statement or other offering document becomes effective (unless the offering is a continuous offering of securities under Rule 415, in which case until the earliest of the date the offering is completed and the second anniversary of such effective date), keep effective and maintain any registration, qualification or approval obtained in connection with the offering of the shares of Registrable Stock, and amend or supplement the registration statement or prospectus or other offering document used in connection therewith to the extent necessary in order to comply with applicable securities laws;

                  (j) Use its commercially reasonable efforts to have the shares of Registrable Common Stock listed on any domestic and foreign securities exchanges on which the Common Stock is then listed;

                  (k) As promptly as practicable, notify each Stockholder at any time when a prospectus relating to the sale of the shares of Registrable Stock is required by law to be delivered in connection with sales by an underwriter or dealer, of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such shares, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading, and as promptly as practicable make available to each Stockholder and to each managing underwriter, if any, any such supplement or amendment; in the event the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective as provided in Section 4.1(i) by the number of days during the period from and including the date of the giving of such notice to the date when the Company shall make available to each Stockholder such supplemented or amended prospectus;

                  (l) Make available for inspection during the normal business hours of the Company by any Stockholder, any underwriter participating in such offering, and any attorney, accountant or other agent retained by any such Stockholder or any such underwriter in connection with the sale of shares of Registrable Stock (collectively, the "Inspectors"), all relevant financial and other records, pertinent corporate documents and properties of the Company as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company to supply all information reasonably requested by any such Inspector in connection with such registration statement and make available for consultation and for analyst and other marketing calls such officers, accountants and employees in connection therewith as shall reasonably be requested by the Stockholders; provided, however, that (i) in connection with any such inspection, any such Inspectors shall cooperate to the extent reasonably practicable to minimize any disruption to the operation by the Company of its business and (ii) any records, information or documents shall be kept confidential by such Inspectors, unless (1) such records, information or documents are in the public domain or otherwise publicly available or (2) disclosure of such records, information or documents is required by a court or administrative order or by applicable law (including, without limitation, the Securities Act);

                  (m) Enter into and perform its obligations under usual and customary agreements (including an underwriting agreement in usual and customary form) and take such other actions as are reasonably required in order to expedite or facilitate the sale of the Registrable Stock.

                  (n) Make "generally available to its security holders" (within the meaning of Rule 158 of the Securities Act) an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder no later than 45 days after the end of the 12-month period beginning with the first day of the Company's first fiscal quarter commencing after the effective date of the registration statement, which earnings statement shall cover said 12-month period;

                  (o) If requested by the managing underwriter or underwriters or Stockholder, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter or underwriters or any participating Holder, as the case may be, reasonably requests to be included therein, including, without limitation, information with respect to the number of shares of Registrable Stock being sold by Stockholder to any underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and with respect to any other terms of an underwritten offering of the Registrable

Common Stock to be sold in such offering, and promptly make all required filings of such prospectus by supplement or post-effective amendment;

                  (p) As promptly as practicable after filing with the SEC of any document which is incorporated by reference in a prospectus contained in a registration statement, deliver a copy of such document to each Stockholder;

                  (q) If (i) as of the Effective Time a BG Holder holds an interest in the Company which would be treated as a U.S. real property interest (USRPI) under Section 897(c) of the Code if the Company were a U. S. real property holding corporation as defined in Section 897(c)(2) of the Code, and
(ii) at the time of a registration under this Agreement, such BG Holder reasonably requests a statement pursuant to Treas. Reg. Section 1.897-2(h) and Treas. Reg. Section 1.897-2(g), certifying that ownership of Common Stock is not a USRPI, then the Company shall use its commercially reasonable efforts to provide such BG Holder with such statement, and such BG Holder shall be liable for all expenses incurred by the Company in providing such statement (including, without limitation, internal costs such as overhead and wages of employees devoted to providing such statement);

                  (r) Not later than the effective date of the applicable registration statement (or if later, the earliest business day thereafter on which a CUSIP number is available), provide a CUSIP number for all Registrable Common Stock and provide the applicable transfer agent with printed certificates for the Registrable Common Stock which are in a form eligible for deposit with The Depository Trust Company (if such Registrable Common Stock is then eligible for such deposit);

                  (s) Cooperate with each seller of Registrable Common Stock and each underwriter or agent, if any, participating in the disposition thereof and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers;

                  (t) Provide and cause to be maintained a transfer agent and registrar for all Registrable Common Stock covered by such registration statement from and after a date not later than the effective date thereof; and

                  (u) Take all other steps necessary to effect the registration of the Registrable Stock contemplated hereby.

         4.2 COVENANT OF STOCKHOLDERS.

         Each Stockholder agrees and covenants that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4.1(k) hereof, such Stockholder will forthwith discontinue disposition of Registrable Stock pursuant to the registration statement covering such Registrable Stock until such Stockholder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.1(k) hereof, and, if so directed by the Company, such Stockholder will deliver to the Company all copies, other than permanent file copies, then in such Stockholder's possession of the most recent prospectus covering such Registrable Stock at the time of receipt of such notice.

                                   SECTION 5.
              RESTRICTIONS ON PUBLIC SALE BY THE COMPANY AND OTHERS

         The Company agrees:

                  (a) Not to effect any public sale or distribution of any securities during the 90-day period commencing on the effective date of a registration statement filed pursuant to Section 2.1, except in connection with any merger, acquisition, exchange offer, or any other business combination, including any transaction within the scope of Rule 145 promulgated pursuant to the Securities Act, subscription offer, dividend reimbursement plan or stock option or other director or employee incentive or benefit plan;

                  (b) That any agreement entered into after the date hereof pursuant to which the Company grants registration rights with respect to the Company's securities shall contain a provision under which holders of such securities agree, to the extent not inconsistent with applicable laws, not to effect any public sale or distribution of any such securities (excluding any sale in accordance with Rule 144 under the Securities Act) during the period commencing with the effective date of a registration statement pursuant to
Section 2.1 through the 90-day period beginning on the date that the registration statement filed pursuant to Section 2.1 becomes effective.

                                   SECTION 6.
                                    EXPENSES

         All expenses incurred in connection with the registration of Registrable Stock, including, without limitation, all filing fees, escrow fees, fees and expenses of compliance with securities or blue sky laws (including fees and disbursements of the Company's counsel in connection with blue sky qualifications of the Registrable Stock), rating agency fees, printing expenses, messenger and delivery expenses, internal expenses (including, without limitation, all salaries and expenses of the Company's officers and employees performing legal or accounting duties), the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed, and fees and disbursements of counsel for the Company and the reasonable fees and disbursements of a single counsel for selling Stockholders and the Company's independent certified public accountants (including the expenses of any special audit or "cold comfort" letters required by or incident to such performance) directly attributable to the registration of securities, Securities Act liability insurance (if the Company elects to obtain such insurance), and the fees and expenses of any special experts or other persons retained by the Company will be borne by the Company. The Company shall have no obligation to pay and shall not pay any underwriting fees, discounts or commissions in connection with any Registrable Stock registered pursuant to this Agreement or any out-of-pocket expenses of the holders in connection therewith (except as expressly contemplated by the preceding sentence).

                                   SECTION 7.
                                INDEMNIFICATION

         7.1 INDEMNIFICATION BY THE COMPANY.

         The Company agrees to indemnify and hold harmless each Stockholder, its officers, directors and agents, and will agree to indemnify and hold harmless any underwriter of Registrable Stock, and each person, if any, who controls any of the foregoing persons within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (individually, a "Loss" collectively, "Losses") arising from or caused by (x) any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Stock (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and (y) any violation or alleged violation by the Company of the Securities Act, any blue sky laws, securities laws or other applicable laws of any state in which shares of Registrable Stock are offered and relating to action or inaction required of the Company in connection with such offering; and will reimburse each such person for any legal or other out-of-pocket expenses reasonably incurred in connection with investigating, or defending against, any such Loss (or any proceeding in respect thereof), subject to the provisions of Section 7.3, except that the indemnification provided for in this Section 7.1 shall not apply to Losses that are caused by any such untrue statement or omission or alleged untrue statement or omission based upon and in conformity with information furnished in writing to the Company by or on behalf of any Stockholder expressly for use therein. Notwithstanding the foregoing, the Company shall not be liable in any such case to the extent that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if (i) a Stockholder failed to send or deliver a copy of the prospectus included in the relevant registration statement at the time it became effective (the "Prospectus") with or prior to the delivery of written confirmation of the sale of Registrable Stock to the person asserting such Loss or who purchased such Registrable Stock which are the subject thereof if, in either case, such delivery is required by the Securities Act and (ii) the Prospectus would have corrected such untrue statement or omission or alleged untrue statement or alleged omission; and the Company shall not be liable in any such case to the extent that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in the Prospectus, if such untrue statement or alleged untrue statement or omission or alleged omission is corrected in any amendment or supplement to the Prospectus and if, having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, a Stockholder thereafter fails to deliver such Prospectus as so amended or supplemented prior to and concurrently with the sale of Registrable Stock if such delivery is required by the Securities Act. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of each Stockholder or any other person indemnified hereunder and shall survive the transfer of such securities by such Stockholder.

         7.2 INDEMNIFICATION BY STOCKHOLDERS.

         Each Stockholder, severally but not jointly, agrees to indemnify and hold harmless the Company, its officers and directors, and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity made pursuant to clause (x) of Section 7.1 above from the Company to such Stockholder, but only with reference to information furnished in writing by or on behalf of such Stockholder expressly for use in any registration statement or prospectus relating to shares of Registrable Stock, or any amendment or supplement thereto, or any preliminary prospectus.

         7.3 CONDUCT OF INDEMNIFICATION PROCEEDINGS.

         In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 7.1 or 7.2, such person (the "Indemnified Party") shall promptly notify the person against whom such indemnity may be sought (the "Indemnifying Party") in writing, provided that the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party of any liability it may have under this Agreement or otherwise except to the extent of any loss, damage, liability or expense arising from such omission. The Indemnifying Party, upon the request of the Indemnified Party, shall retain counsel reasonably satisfactory to such Indemnified Party to represent such Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention, (ii) the Indemnifying Party shall have failed to comply with its obligations under the preceding sentence or
(iii) the Indemnified Party shall have been advised by its counsel in writing that actual or potential differing interests exist between the Indemnifying Party and the Indemnified Party. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld. The Indemnifying Party shall not agree to any settlement as the result of which any remedy or relief, other than monetary damages for which the Indemnifying Party shall be fully responsible, shall be applied to or against an Indemnified Party without the prior written consent of such Indemnified Party.

         7.4 CONTRIBUTION.

         If the indemnification provided for in this Section 7.4 from the Indemnifying Party is unavailable to an Indemnified Party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liability or expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7.3, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. No party shall be liable for contribution with respect to any action or claim settled without its written consent, which consent shall not be unreasonably withheld.

         Notwithstanding the provisions of this Section 7.4, no Stockholder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Stock of such Stockholder was offered to the public exceeds the amount of any damages which such Stockholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission of alleged omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.4 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                                   SECTION 8.
                                   TERMINATION

         This Agreement shall terminate with respect to any Stockholder upon the first such instance as such Stockholder ceases to own at least one percent (1%) of the outstanding Common Stock (treating the Class B Common Stock and the Preferred Stock as if they had been converted into Common Stock in accordance with its terms for the purposes of this calculation). For the purposes of this
Section 8, a Stockholder shall be deemed to own any and all Common Stock and Preferred Stock owned by (i) such Stockholder and (ii) its Affiliates. Notwithstanding the foregoing, the Company's and Stockholders' rights, duties and obligations under Section 6 and Section 7 shall survive the termination of this Agreement.

                                   SECTION 9.
                              AVAILABLE INFORMATION

         The Company shall take such reasonable action and file such information, documents and reports as shall be required by the SEC as a condition to the availability of Rule 144 and Rule 144A, or any successor provisions.

                                  SECTION 10.
                              ASSIGNMENT OF RIGHTS

         10.1 ASSIGNMENT OF RIGHTS.

         Subject to Section 10.2, the Registrable Stock and rights of any Stockholder under this Agreement with respect to any Registrable Stock owned by such Stockholder may be assigned to any person who acquires Registrable Stock from a Stockholder, except that any person who acquires such Registrable Stock
(x) pursuant to a public offering registered under the Securities Act, or (y) pursuant to a transfer made in accordance with Rule 144 under the Securities Act (or any similar successor provision) may not assign rights hereunder with respect to such Registrable Stock. Notwithstanding the foregoing, rights to cause one or more demand registrations under Section 2.1 may only be assigned if such rights are expressly assigned in writing from a BG

Holder or a NOVA Holder. Any assignment of registration rights pursuant to this
Section 10.1 shall be effective upon receipt by the Company of written notice from such assigning Stockholder (i) stating the name and address of any assignee, (ii) describing the manner in which the assignee acquired Registrable Stock from such Stockholder and (iii) identifying the Registrable Stock with respect to which the rights under this Agreement are being assigned.

         10.2 SCOPE OF ASSIGNMENT.

         The rights of an assignee under Section 10.1 shall be the same rights granted to the assigning Stockholder under this Agreement, except that in no event shall the Company's obligations hereunder be increased due to any such assignment. In connection with any such assignment, the term "Stockholder" as used herein shall, where appropriate to assign the rights and obligations of the assigning Stockholder hereunder to such assignee, be deemed to refer to the assignee. After any such assignment, the assigning Stockholder shall retain its rights under this Agreement with respect to all other Registrable Stock owned by such Stockholder.

                                  SECTION 11.
                                 MISCELLANEOUS

         11.1 TERMINATION OF OLD REGISTRATION RIGHTS AGREEMENT. BG and
NOVA
acknowledge that, at the Effective Time, the Registration Rights Agreement dated August 31, 1996 among NGC Corporation (former name of Dynegy), BG Holdings, Inc. (a wholly owned subsidiary of BG) ("BGH"), NOVA and Chevron U.S.A., Inc. ("Chevron") is terminated with respect to BGH and NOVA, respectively, effective upon consummation of the Merger provided for in the Merger Agreement.

         11.2 BG/NOVA PRIORITY.

                  (a) Favored Nations. Except as herein provided, for a period of three years from the Effective Time, the Company shall not provide registration rights to any other party which, taken as a whole, are more favorable than those provided to Stockholders hereunder, without also offering to Stockholders such more favorable rights; provided, however, that the benefits of this Section 11.2 shall not run to the Stockholders holding less than two percent (2%) of the then outstanding shares of Common Stock (treating the Class B Common Stock and the Preferred Stock as if they had been converted for purposes of this calculation). The Company shall give Stockholders notice within 15 days after the execution of any agreement (including the terms thereof) between the Company and a third party which triggers a right of Stockholders to invoke the favored nations provision of this Section 11.2.

                  (b) For a period of twenty-four months after the Effective
Time:

                   (i) if NOVA or BG exercises a demand registration right hereunder, then Chevron may participate in such registration only through exercise of its piggyback registration rights, subject to any underwriter cutback;

                   (ii) if Chevron exercises a demand registration right under the Registration Rights Agreement dated as of the date hereof among the Company and Chevron (the "Chevron Agreement") to effect a disposition other than one intended to satisfy any regulatory requirements, then NOVA and BG shall have the right to participate on a "Pro-Rata Basis" in such demand registration. For purposes of this subsection 11.2, "Pro-Rata Basis" shall mean that each participant in such registration shall be entitled to register an equal number of shares; and

                   (iii) in the event of a Company Registration, any Chevron shares participating in such Company Registration shall be subject to any underwriter's cutback prior to any cutback of any BG or NOVA shares participating in such Company Registration.

                  (c) Following twenty-four months after the Effective Time:

                   (i) if BG or NOVA exercises a demand registration right hereunder or Chevron exercises such a right under the Chevron Agreement (other than an exercise by Chevron to effect a disposition intended to satisfy any regulatory requirement), then each of BG, Chevron and NOVA shall be entitled to participate in such registration on a Pro-Rata Basis; and

                   (ii) in the event of a Company Registration, each of the BG, NOVA or Chevron shares participating in such Company Registration shall be subject to any underwriter's cutback on a Pro-Rata Basis.

         11.3 PROVISION OF INFORMATION.

         Each Stockholder shall, and shall cause its officers, directors, employees and agents to complete and execute all such questionnaires as the Company shall reasonably request in connection with any registration pursuant to this Agreement.

         11.4 INJUNCTIONS.

         Irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specified terms or were otherwise breached. Therefore, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms of provisions hereof in any court having jurisdiction, such remedy being in addition to any other remedy to which they may be entitled at law or in equity.

         11.5 SEVERABILITY.

         If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms and provisions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term or provision.

         11.6 FURTHER ASSURANCES.

         Subject to the specific terms of this Agreement, each Stockholder and the Company shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

         11.7 ENTIRE AGREEMENT; MODIFICATION.

         This Agreement contains the entire understanding of the parties with respect to the transactions contemplated hereby and supersedes all agreements and understandings entered into prior to the execution hereof. This Agreement may be modified only by a written instrument duly executed by or on behalf of
(i) the Company, (ii) BG, (iii) NOVA, and (iv) for 24 months after the Effective Time, Chevron. No breach of any covenant, agreement, warranty or representation shall be deemed waived unless expressly waived in writing by or on behalf of the party who might assert such breach.

         11.8 COUNTERPARTS.

         For the convenience of the parties hereto, any number of counterparts of this Agreement may be executed by the parties hereto, but all such counterparts shall be deemed one and the same instrument.

         11.9 NOTICES.

         All notices, consents, requests, demands, and other communications hereunder shall be in writing and shall be given by hand or by mail (return receipt requested) or sent by overnight delivery service, cable, telegram, or facsimile transmission to the parties at the address specified beside each party's name on the signature pages hereto or at such other address as shall be specified by the parties by like notice.

         Notice so given shall, in the case of notice so given by mail, be deemed to be given and received on the fourth business day after posting, in the case of notice so given by overnight delivery service, on the day after notice is deposited with such service, and in the case of notice so given by cable, telegram, facsimile transmission or, as the case may be, personal delivery, on the date of actual delivery.

         11.10 GOVERNING LAW.

         THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND
ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO ANY CHOICE OF LAW PRINCIPLES WHICH MIGHT REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

         11.11 SUCCESSORS AND ASSIGNS.

         This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by and against the successors and permitted assigns of the parties hereto.

         11.12 PARTIES IN INTEREST.

         Except as otherwise specifically provided herein and for Chevron, nothing in this Agreement expressed or implied is intended or shall be construed to confer any right or benefit upon any person, firm or corporation other than Stockholder and the Company and their respective successors and permitted assigns.

         11.13 SHARES SUBJECT TO THIS AGREEMENT; EFFECTIVE TIME.

         This Agreement shall be effective at the Effective Time and will be null and void and of no effect upon the termination of the Merger Agreement in accordance with its terms.

                REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.

         IN WITNESS WHEREOF, each Stockholder and the Company have caused this Registration Rights Agreement to be duly executed as of the date first above written.

                                    ENERGY CONVERGENCE HOLDING COMPANY


                                    By:      /s/ Charles E. Bayless
                                             -----------------------------------
                                    Name:    Charles E. Bayless
                                             -----------------------------------
                                    Title:   President
                                             -----------------------------------
                                    Address: 1000 Louisiana, Suite 5800
                                    Houston, TX 77002

                                    BRITISH GAS ATLANTIC
                                    HOLDINGS BV


                                    By:      /s/ L.M.O.C. de Preter
                                             -----------------------------------
                                    Name:    L.M.O.C. de Preter
                                             -----------------------------------
                                    Title:   Director
                                             -----------------------------------
                                    Address:  1100 Louisiana, Suite 2500
                                    Houston, TX 77002
                                    Telecopier: (713) 507-6808

                                    with a copy to:

                                    Shearman & Sterling
                                    599 Lexington Avenue
                                    New York, New York 10022
                                    Attention:  Alfred J. Ross, Jr.
                                    Telecopy:  (212) 848-7179

                                    NOVA GAS SERVICES (U.S.) INC.


                                    By:      /s/ Jeffrey Lipton
                                             -----------------------------------
                                    Name:    Jeffrey Lipton
                                             -----------------------------------
                                    Title:   Director
                                             -----------------------------------
                                    Address: 400 Frankfort Road
                                    Monoca, Pennsylvania  15061
                                    Telecopier:  (724) 770-5557
                                    Attn: Ernest V. Dean

                                    with copies to:

                                    Jack S. Mustoe
                                    Senior Vice President and General Counsel
                                    NOVA Chemicals Corporation
                                    645 Seventh Avenue, S.W.
                                    Calgary, Alberta CANADA T2P 4G8
                                    Telecopier: (403) 750-4885

                                    and:

                                    Alan Talkington
                                    Orrick Herrington & Sutcliffe
                                    400 Sansome Street
                                    San Francisco, CA 94111
                                    Telecopier:  (415) 773-5759

                                   EXHIBIT 20

                                  June 14, 1999
                                  -------------

          BG agrees (pound)400 million sale of interest in Dynegy Inc.
          ------------------------------------------------------------


                  BG plc has today accepted a proposal valued at US $640 million ((pound)400 million) for the sale of its 24 per cent holding in US energy trader Dynegy Inc.
                  The offer follows acceptance by the Board of Dynegy of a proposal to merge with Illinova Corporation of Decatur, Illinois. On the basis of the offer made to all the Dynegy shareholders by Illinova, BG will receive a minimum of 64 per cent cash for its holding, with the balance in the form of convertible preferred stock in the merged company.
                  Dynegy owns and operates 47 gas processing plants in the USA and 4400 megawatts (gross) of electrical generating capacity, has daily gas sales of nine billion cubic feet, and daily power sales of 0.3 million megawatt hours. Illinova is one of the top ten power marketing companies in the US, with 4100 megawatts of generating capacity, and daily gas sales of 0.25 billion cubic feet.
                  Dynergy has been a very successful investment for BG, achieving an annual return of more than 30 per cent since BG's initial investment in 1992. The investment is no longer core to BG's strategy and this deal helps the company to realise its return.

                  The merger of Dynegy and Illinova is subject to regulatory and Illinova shareholder approval.

Notes to editors

                  BG's holding in Dynegy Inc. is accounted for as part of BG International, which came into existence on May 1, 1999, following the merging of the exploration and production and downstream businesses of BG plc. BG International is involved in gas and oil exploration and production, gas transportation, distribution and power generation in some 19 countries. A consortium led by BG recently won control of Brazil's biggest gas distribution company, Comgas, through the privatization of the shares held by the state of Sao Paulo-owned power generation utility, Companhia Energetica Sao Paulo.

                  BG is being advised by Goldman Sachs International.

                  For further information please contact:

BG

Investors - David Boyd, tel +44 (0) 118 929 3018.

Media - Jim Willison, tel +44 (0) 118 929 3301.

Dynergy Inc.

Investors - Margaret Nollen, tel + 1 713 767 8707.

Media - John Sousa, tel + 1 713 506 3936.